Filed pursuant to General Instruction II.L of Form F-10
File No. 333-237887

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form base shelf prospectus dated May 1, 2020 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Metalla Royalty & Streaming Ltd. at 543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8, telephone (604) 696-0741, and are also available electronically at www.sedar.com.

This prospectus supplement together with the short form base shelf prospectus dated May 1, 2020 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated May 1, 2020

New Issue	September 4, 2020

METALLA ROYALTY & STREAMING LTD.

Up to US$20,000,000

COMMON SHARES

This prospectus supplement (the "prospectus supplement") of Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), together with the accompanying short form base shelf prospectus to which this prospectus supplement relates dated May 1, 2020 (the "prospectus") qualifies the distribution (the "Offering") of common shares (the "Offered Shares") of the Company having an aggregate sale price of up to US$20,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See "Plan of Distribution" and "Description of Share Capital".

The Company  is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and such financial statements are subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their own tax advisors. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, certain of the officers and directors are not residents of the United States, that some or all of the Agents or experts named in this prospectus supplement and in the accompanying prospectus are not residents of the United States, and that a substantial portion of the assets of the Company and such persons are located outside the United States. See "Enforceability of Certain Civil Liabilities".

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The common shares (the "Common Shares") of the Company are listed and posted for trading on the TSX Venture Exchange (the "TSXV") under the symbol "MTA"; on the NYSE American LLC (the "NYSE American") under the symbol "MTA"; and on the Börse Frankfurt (Frankfurt Stock Exchange) (the "Frankfurt Exchange") under the symbol "X9C". On September 3, 2020, the last trading day before the date of this prospectus supplement, the closing price of the Common Shares on the TSXV was C$11.59; the closing price of the Common Shares on the NYSE American was US$8.75; and the closing price of the Common Shares on the Frankfurt Exchange was €7.60. The TSXV has conditionally approved the listing of the Common Shares distributed under the Offering, subject to Metalla fulfilling all of the requirements of the TSXV. The NYSE American has authorized the listing of certain Common Shares distributed under the Offering.

Metalla has entered into an equity distribution agreement dated September 4, 2020 (the "Distribution Agreement") with BMO Nesbitt Burns Inc., Cormark Securities Inc. and Eight Capital (the "Canadian Agents") and BMO Capital Markets Corp. and Cormark Securities (USA) Limited (the "U.S. Agents" and, together with the Canadian Agents, the "Agents") pursuant to which the Company may distribute up to US$20,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) of Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. See "Plan of Distribution". Eight Capital will only be offering the Offered Shares in Canada. The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of the Company's registration statement (the "Registration Statement") on Form F-10 (File No. 333-237887), as amended, filed with the United States Securities and Exchange Commission (the "SEC") of which this prospectus supplement forms a part.

Sales of Offered Shares, if any, under this prospectus supplement will only be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"), involving sales made directly on the TSXV, the NYSE American or on any other trading market for the Common Shares in Canada or the United States. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares, but will use their commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Canadian Agents will only sell Common Shares on marketplaces in Canada and the U.S. Agents will only sell Common Shares on marketplaces in the United States. See "Plan of Distribution".

Metalla will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the "Commission"). The amount of the Commission shall not exceed 2.5% of the gross sales price per Offered Share sold; provided that the Company shall not be obligated to pay the Commission on any sale of Offered Shares that is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSXV or the NYSE American, (ii) a material disruption in securities settlement or clearance services in the United States or Canada or (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement. In addition, the Company has agreed to reimburse the Agents for certain expenses incurred in connection with the Offering. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agents under the terms of the Distribution Agreement, will be approximately US$200,000. See "Plan of Distribution".

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See "Risk Factors".

In connection with the sale of the Offered Shares on our behalf, the Agents may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and the compensation of the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement and the related prospectus, including selling an aggregate  number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See "Plan of Distribution".

- ii -

Brett Heath, President and Chief Executive Officer and a director of the Company, E.B. Tucker, a director of the Company, and Alexander Molyneux, a director of the Company, each reside outside of Canada and have each appointed Metalla Royalty & Streaming Ltd. at 543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8, Canada as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See "Agent for Service of Process" in the prospectus accompanying this prospectus supplement.

The Company's head office is located at 543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8, Canada.

The Company's registered and records office is at Suite 2800, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7, Canada.

Investors should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus supplement (including the accompanying prospectus) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. No offer of these securities is being made in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the face page of this prospectus supplement or the date of any documents incorporated by reference herein.

Unless otherwise indicated, all references in this prospectus supplement and the accompanying prospectus to "US$" are to U.S. dollars, and references to "C$" or "$" are to Canadian dollars. See "Financial and Exchange Rate Information".

- iii -

- iv -

- v -

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this prospectus supplement. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the Offered Shares or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this prospectus supplement. We have not, and the Agents have not, authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Company nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this prospectus supplement or of any sale of the Offered Shares pursuant hereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company's website should not be deemed to be a part of this prospectus supplement, the accompanying prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

Market data and certain industry forecasts used in the prospectus and this prospectus supplement and the documents incorporated by reference in the prospectus and this prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Metalla" or the "Company", refer to Metalla Royalty & Streaming Ltd. together with our subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein, contains "forward-looking statements" or "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements are provided as of the date of this prospectus supplement and the Company does not intend and does not assume any obligation to update these forward-looking statements, except as required by applicable law.

All statements included and incorporated by reference herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements are based on reasonable assumptions that have been made by Metalla as at the date of such statements and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Metalla to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  risks related to epidemics, pandemics or other public health crises, including the novel coronavirus ("COVID-19") global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  risks related to commodity price fluctuations;

  that Metalla may not complete the Fosterville Transaction or the Exploration Royalty Portfolio Transaction (as such terms are defined in the AIF);
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements (collectively, "Streams" and each individually a "Stream") or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties and other royalty agreements or interests (collectively, "Royalties" and each individually a "Royalty") and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of Streams and Royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its Streams and Royalties;
  that some Royalties or Streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those Royalties and Streams;
  risks related to business opportunities that become available to, or are pursued by Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities;
  that some Royalty and Stream interests are subject to rights of other interest-holders;
  that Metalla's Royalties and Streams may have unknown defects;
  risks related to Metalla's sole material asset, the Santa Gertrudis Property (as defined below);
  risks related to global financial conditions;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  risks related to Metalla's dividend policy;
  competition-related risks;
  risks related to the operators of the properties in which Metalla holds, or may acquire, a Royalty or Stream or other interest, including changes in the ownership and control of such operators;
  that Metalla's Royalties and Streams may be unenforceable;
  risks related to conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;
  risks related to Metalla's current credit facility and financing agreements;
  risks associated with title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a Royalty, Stream or other interest;
  risks related to the interpretation by government entities of tax laws or the implementation of new tax laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change;
  environmental risks;
  that exploration and development activities related to mine operations are subject to extensive laws and regulations;
  that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves;
  that operators' mining operations are subject to risks that may not be able to be insured against;
  risks related to land title;
  risks related to international operations;
  risks related to operating in countries with developing economies;

  risks associated with the construction, development and expansion of mines and mining projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdiction, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  that the stock market is volatile;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with the liquidity of Metalla's securities;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla; and
  risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws,

as well as those factors discussed in the section titled "Risk Factors" in this prospectus supplement and in the accompanying prospectus and in the section titled "Risk Factors" in our annual information form for the fiscal year ended May 31, 2020, dated as of August 21, 2020 ("AIF") and incorporated by reference herein.

Forward-looking statements included or incorporated by reference in this prospectus supplement include statements regarding:

  the completion of the Fosterville Transaction and the Exploration Royalty Portfolio Transaction;
  our plans and objectives;
  our future financial and operational performance;
  expectations regarding the Streams of Metalla;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each Royalty;
  the future outlook of Metalla and the mineral reserves and resource estimates for the Santa Gertrudis gold property (the "Santa Gertrudis Property") and other properties with respect to which the Company has or proposes to acquire an interest;
  future gold and silver prices;
  the date upon which owners and operators of properties in which Metalla holds, or may acquire, an interest who have had their operations affected by COVID-19 will restart operations or resume planned operations;
  other potential developments relating to, or achievements by, the counterparties for our Stream and Royalty agreements, and with respect to the mines and other properties in which we have, or may acquire, a Stream or Royalty interest;
  estimates of future production, costs and other financial or economic measures;
  prospective transactions, growth and achievements;
  financing and adequacy of capital; and
  future payment of dividends.

Estimates of mineral resources and mineral reserves are also forward-looking statements because they involve estimates of mineralization that will be encountered in the future, and projections regarding other matters that are uncertain, such as future costs and commodity prices.

Forward-looking statements are based on a number of material assumptions, which management of Metalla believe to be reasonable, including, but not limited to, that Metalla will complete the Fosterville Transaction and the Exploration Royalty Portfolio Transaction, the continuation of mining operations from which Metalla will purchase precious or other metals or in respect of which Metalla will receive Royalty payments, that commodity prices will not experience a material adverse change, mining operations that underlie Streams or Royalties will operate in accordance with disclosed parameters and such other assumptions as may be set out herein.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Investors and readers of this prospectus supplement should also review the risk factors set out in this prospectus supplement under the heading "Risk Factors" and in the section titled "Risk Factors" in our AIF.

NOTICE REGARDING NON-IFRS MEASURES

The documents incorporated by reference herein include certain terms or performance measures that are not defined under IFRS, such as average cash cost of silver per attributable ounce, average realized silver price per attributable ounce, and adjusted EBITDA. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, see "Non-IFRS Financial Measures" in the management's discussion and analysis for the year ended May 31, 2020, which is incorporated herein by reference. These non-IFRS measures should be read in conjunction with the Company's financial statements incorporated herein by reference.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare the prospectus and this prospectus supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Technical disclosure regarding the properties on which Metalla holds Royalty, Stream or other interests included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and resource information contained or incorporated by reference in the prospectus and this prospectus supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under SEC's current Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not "reserves" should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC Industry Guide 7 standards. Accordingly, mineral reserves estimates included herein and in the documents incorporated herein by reference may not qualify as "reserves" under SEC Industry Guide 7 standards. Such disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC.

U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under reporting standards in Canada differ in certain respects from the standards of the SEC's Industry Guide 7. The SEC has adopted new technical disclosure rules that are being phased in to replace Industry Guide 7.  Such rules also differ in certain ways from NI 43-101.

Accordingly, information concerning mineral deposits set forth herein and in the documents incorporated herein by reference may not be comparable with information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FINANCIAL AND EXCHANGE RATE INFORMATION

The annual consolidated financial statements of the Company incorporated by reference in this prospectus supplement have been prepared in accordance with IFRS and are reported in Canadian dollars, and the audit of such financial statements may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

In this prospectus supplement, unless otherwise indicated, all dollar amounts and references to "US$" are to U.S. dollars, and references to "C$" or "$" are to Canadian dollars.

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the periods indicated; (ii) the high and low exchange rates during each period; and (iii) the average exchange rates in effect during each period, in each case, as identified or calculated from the Bank of Canada rate in effect on each trading day during the relevant period. These rates are expressed as U.S. dollars per C$1.00.

	Year Ended December 31			Financial Year Ended May 31

	2019	2018	2017	2020	2019	2018

High for period	0.7699	0.8138	0.8245	0.7710	0.7811	0.8245

Low for period	0.7353	0.7330	0.7276	0.6898	0.7330	0.7405

Average for period	0.7537	0.7721	0.7708	0.7465	0.7563	0.7866

Rate at end of period	0.7699	0.7330	0.7971	0.7253	0.7393	0.7723

On September 3, 2020, the exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.7620 (US$1.00 = C$1.3123).

COMMODITY PRICE INFORMATION

The following table sets out the high, low and average spot commodity price in US$ of gold for the three calendar years ending December 31, 2017, 2018 and 2019, and Metalla's three financial years ending May 31, 2018, 2019 and 2020.

	Year Ended December 31			Financial Year Ended May 31

	2019	2018	2017	2020	2019	2018

High for period	$1,557.00	$1,366.07	$1,357.54	$1,765.43	$1,346.73	$1,366.07

Low for period	$1,265.85	$1,159.96	$1,145.68	$1,306.16	$1,180.34	$1,204.45

Average for period	$1,393.11	$1,268.58	$1,258.18	$1,532.46	$1,256.71	$1,295.61

The following table sets out the high, low and average spot commodity price in US$ of silver for the three calendar years ending December 31, 2017, 2018 and 2019, and Metalla's three financial years ending May 31, 2018, 2019 and 2020.

	Year Ended December 31			Financial Year Ended May 31

	2019	2018	2017	2020	2019	2018

High for period	$19.64	$17.70	$18.65	$19.65	$17.32	$18.21

Low for period	$14.25	$13.85	$14.86	$11.64	$13.85	$14.86

Average for period	$16.18	$15.59	$17.04	$16.69	$15.11	$16.73

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the accompanying prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Metalla Royalty & Streaming Ltd. at 543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8, telephone (604) 696-0741 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this prospectus supplement except as specifically set forth herein. The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

a) our AIF;

b) our audited annual consolidated financial statements for the years ended May 31, 2020 and 2019, together with the independent registered public accounting firm's report and the notes thereto (the "Annual Financial Statements");

c) our management's discussion and analysis of our results of operations and financial position for the year ended May 31, 2020 (the "Annual MD&A");

d) our management information circular dated September 24, 2019 in respect of the annual general and special meeting of shareholders of the Company held on November 6, 2019;

e) our material change report dated August 7, 2020 in respect of the announcement of the amended and restated existing loan facility with Beedie Capital, the completion of a conversion of the principal amount outstanding under the loan facility, the receipt of an additional advance under the loan facility and the election to accelerate the expiry of warrants;

f) our material change report dated July 6, 2020 in respect of the announcement of the closing of the previously announced "bought deal" secondary offering by Coeur Mining, Inc.; and

g) our material change report dated June 23, 2020 in respect of the announcement of a "bought deal" secondary offering by Coeur Mining, Inc.

Any document of the type referred to in item 11.1 of Form 44-101F1 - Short Form Prospectus of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Company with any securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement. These documents will be available on SEDAR, which can be accessed at www.sedar.com. Documents referenced in this prospectus supplement, the prospectus or any of the documents incorporated by reference herein or therein, but not expressly incorporated by reference herein or therein and not otherwise required to be incorporated by reference herein or therein, are not incorporated by reference in this prospectus supplement.

If Metalla disseminates a news release in respect of previously undisclosed information that, in Metalla's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), Metalla will identify such news release as a "designated news release" for the purposes of this prospectus supplement and the accompanying prospectus in writing on the face page of the version of such news release that Metalla files on SEDAR (each such news release, a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus for the purposes of the Offering.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this prospectus supplement, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report).

In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Company with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the date of this prospectus supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part, but only if and to the extent expressly so provided in any such report. The Company's current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Company and readers should review all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

References to the Company's website in any documents that are incorporated by reference into this prospectus supplement and the prospectus do not incorporate by reference the information on such website into this prospectus supplement and the prospectus and the Company disclaims any such incorporation by reference.

TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated, the disclosure in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein relating to properties and operations on the properties in which the Company holds or proposes to acquire a Royalty, Stream or other interest, including the disclosure included in the sections titled "General Development of the Business", "Description of the Business" and "Material Asset" in the AIF, is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof or as of the date of (or as specified in) this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein and therein, as applicable, and none of this information has been independently verified by the Company. Specifically, as a Royalty or Stream holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Company is dependent on, (i) the operators of the properties and their qualified persons to provide information to the Company, or (ii) publicly available information (including the information described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein) to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and generally has limited or no ability to independently verify such information. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the properties on which the Company holds Royalty, Stream or other interests. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by owners or operators may relate to a larger property than the area covered by the Company's Royalty, Stream or other interests. The Company's Royalty, Stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The disclosure in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein relating to mineral reserve and mineral resource statements for individual properties is made as at the dates indicated. In addition, numerical information contained herein, in the accompanying prospectus and in the documents incorporated by reference herein and therein which has been derived from information publicly disclosed by owners or operators may have been rounded by the Company and, therefore, there may be some inconsistencies within the information presented herein, in the accompanying prospectus or in the documents incorporated by reference herein and therein, on the one hand, and with respect to significant figures presented in the information publicly disclosed by owners or operators, on the other hand.

The Company considers its Royalty interest in the Santa Gertrudis Property to be its only material mineral property for the purposes of NI 43-101. Information incorporated by reference herein with respect to the Santa Gertrudis Property has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Charles Beaudry, M.Sc., P.Geo., the geologist for Metalla and a "Qualified Person" under NI 43-101, has reviewed and approved the scientific and technical disclosure contained and incorporated by reference in this prospectus supplement and the accompanying prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this prospectus supplement forms a part: (1) the Distribution Agreement; (2) the documents listed under "Documents Incorporated by Reference"; (3) the consent of KPMG LLP; (4) the consent of the Company's Canadian counsel, DLA Piper (Canada) LLP; (5) the consent of the Agents' Canadian counsel, Blake, Cassels & Graydon LLP; (6) powers of attorney from certain of the Company's directors and officers (included on the signature page to the Registration Statement); and (7) the consents of the "qualified persons" referred to in this prospectus supplement under "Interest of Experts".

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form F-10 (File No. 333-237887) under the U.S. Securities Act with respect to the Offered Shares offered under this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this prospectus supplement or the prospectus but contained in the Registration Statement is available on EDGAR under the Company's profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us, the Offering and the Offered Shares. Statements contained in this prospectus supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its assets and business that you should consider before investing in the Offered Shares. You should carefully read the entire prospectus supplement and the prospectus, including the sections titled "Risk Factors", and the AIF, as well as the documents incorporated by reference herein and therein before making an investment decision.

Metalla does not operate mines, develop projects or conduct exploration. Metalla's business model is focused on managing and growing its portfolio of Royalties and Streams. Metalla's long-term goal is to provide its shareholders with a model which provides:

• exposure to precious metals price optionality;

• a perpetual discovery option over large areas of geologically prospective lands which it acquires at no additional cost other than the initial investment;

• limited exposure to many of the risks associated with operating companies;

• free cash-flow and with limited cash calls;

• high margins that can generate cash through the entire commodity cycle;

• diversity that is scalable, in which a large number of assets can be managed with a small stable overhead; and

• management focus on forward-looking growth opportunities rather than operational or development issues.

Metalla's financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets. Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Metalla's producing assets. Metalla has a long-term investment outlook and recognizes the cyclical nature of the industry. Metalla has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Inter-Corporate Relationship

The chart below illustrates the Company's material inter-corporate relationships as at the date hereof:

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. Before deciding to invest in the Offered Shares, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus supplement and the accompanying prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Company, risks related to mining operations and risks related to the Company's securities described in the prospectus and the documents incorporated or deemed to be incorporated by reference in the prospectus and herein by reference. SEE THE RISK FACTORS BELOW AND THE "RISK FACTORS" SECTION OF THE PROSPECTUS AND THE DOCUMENTS INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN AND THEREIN, INCLUDING THE AIF. Each of the risks described in these sections and in the documents incorporated by reference herein could materially and adversely affect our business, financial condition, results of operations and prospects, could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, and could result in a loss of your investment. These risks are not the only risks we face. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

No certainty regarding the net proceeds to the Company

There is no certainty that the US$20,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Company's behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Discretion in the use of proceeds

The Company currently intends to allocate the net proceeds, if any, received from the Offering as described under "Use of Proceeds"; however, the Company will have discretion in the actual application of such net proceeds, and may elect to allocate net proceeds differently from that described under "Use of Proceeds" if determined by the Board to be in the Company's best interests to do so. Shareholders may not agree with the manner in which the Board and management choose to allocate and spend the net proceeds. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company's business.

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

At-the-Market Offering

Investors who purchase Offered Shares in this Offering at different times will likely pay difference prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid.

CONSOLIDATED CAPITALIZATION

Except as described in the Annual Financial Statements and as outlined under "Prior Sales", there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since May 31, 2020. As a result of the Offering, the shareholder's equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

USE OF PROCEEDS

The Company intends to use the net proceeds from the Offering, if any, to finance the future purchase of Streams and Royalties and for working capital purposes. The Company has a negative cash flow from operating activities in its most recently completed financial year and, if necessary, proceeds may be used to fund negative cash flow from operating activities in future periods. The Company may, from time to time, issue securities (including equity and debt securities) other than pursuant to this prospectus supplement.

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made by the Agents directly on the TSXV, the NYSE American or any other trading market for the Common Shares in Canada or the U.S. Any proceeds that the Company receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Company of any given distribution of Offered Shares through the Agents in an "at-the-market distribution" under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering. The gross proceeds of the Offering will be up to US$20,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). The Agents will receive the Commission of up to 2.5% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agents will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See "Risk Factors".

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agents under which the Company may issue and sell from time to time Offered Shares having an aggregate sale price of up to US$20,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces of Canada and in the United States pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made by the Agents directly on the TSXV, the NYSE American or any other trading market for the Common Shares in Canada or the United States. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSXV, the NYSE American or any other trading market for the Common Shares in Canada or the United States, or if any Offered Shares will be sold.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. The Company will identify in the placement notice which Agent or Agents will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company's behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Any placement notice delivered to an applicable Agent or Agents shall be effective upon delivery unless and until (i) the applicable Agent or Agents declines to accept the terms contained in the placement notice or such Agent or Agents does not promptly confirm the acceptability of such placement notice, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Company suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement, (iv) the Company issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Distribution Agreement is terminated in accordance with its terms. No Agent will be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party's sole discretion at any time.

The Company will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 2.5% of the gross sales price per Offered Share sold, provided however, that the Company shall not be obligated to pay the Agents any Commission on any sale of Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSXV or the NYSE American, (ii) a material disruption in securities settlement or clearance services in the U.S. or Canada, or (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of any such Offered Shares.

The applicable Agent or Agents will provide written confirmation to the Company following close of trading on the trading day on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day (including the number of Offered Shares sold on the TSXV, on the NYSE American or on any other marketplace in Canada or the United States), (ii) the average price of the Offered Shares sold on such day (including the average price of Offered Shares sold on the TSXV, on the NYSE American or on any other marketplace in Canada or the United States), (iii) the gross proceeds, (iv) the commission payable by the Company to the Agents with respect to such sales, and (v) the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Company's annual and interim financial statements and related management's discussion and analysis, annual information forms and annual reports on Form 40-F, filed on www.sedar.com and with the SEC on EDGAR at www.sec.gov, for any quarters or annual periods in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less Commission) to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Corporation or by such other means as the Company and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of The Canadian Depository for Securities or by such other means as the Company and the Agents may agree.

The Canadian Agents will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States.

In connection with the sales of the Offered Shares on the Company's behalf, each of the Agents may be deemed to be an "underwriter" within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Company has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.

The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement and the related prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately US$200,000.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earliest of (i) June 1, 2022, (ii) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this prospectus supplement.

The Common Shares are listed on the TSXV and the NYSE American. The TSXV has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to Metalla fulfilling all of the requirements of the TSXV. The NYSE American has authorized the listing of certain Offered Shares distributed under the Offering.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares without par value. As of September 3, 2020, there were 37,718,486 Common Shares issued and outstanding.

In addition, as of the date of this prospectus supplement, there were: 2,167,020 Common Shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $3.93; 130,945 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants at a weighted average exercise price of $4.04; and 211,000 Common Shares issuable upon the conversion of outstanding restricted share units.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company's Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

PRIOR SALES

During the 12-month period before the date of this prospectus supplement, the Company has issued the following Common Shares and securities convertible into Common Shares. On December 17, 2019, Metalla consolidated its Common Shares on the basis of one post-consolidation share for four pre-consolidation shares. All share issuances and prices reflect post-consolidation shares and prices.

Date of Issuance	Type of Security	Issue Price	Number Issued
September 4, 2019	Common Shares (2)	$2.40	29,437
September 4, 2019	Common Shares (1)	$2.16	3,750
September 9, 2019	Common Shares (2)	$2.40	20,838
September 30, 2019	Common Shares (2)	$3.12	2,520
September 30, 2019	Common Shares (2)	$2.40	29,173
September 30, 2019	Common Shares (2)	$3.12	3,282
September 30, 2019	Common Shares (2)	$2.40	41,675
October 1, 2019	Common Shares (2)	$2.40	4,590
October 2, 2019	Common Shares (2)	$2.40	35,424
October 3, 2019	Common Shares (2)	$2.40	16,024
October 8, 2019	Common Shares (2)	$3.12	11,742
November 12, 2019	Common Shares (2)	$4.68	7,000
November 19, 2019	Common Shares (2)	$4.68	13,750
November 27, 2019	Common Shares (2)	$4.68	5,000
December 3, 2019	Common Shares (2)	$4.68	15,000
December 11, 2019	Common Shares (2)	$4.68	14,731
December 16, 2019	Common Shares (1)	$2.92	6,250
December 18, 2019	Common Shares (2)	$4.68	38,000
December 18, 2019	Common Shares (1)	$2.16	3,500
December 30, 2019	Common Shares (2)	$4.68	2,875
January 6, 2020	Common Shares (5)	$4.00	75,000
January 10, 2020	Common Shares (1)	$2.32	3,125
January 10, 2020	Common Shares (1)	$2.56	6,250
January 15, 2020	Common Shares (1)	$2.56	50,000
January 15, 2020	Common Shares (2)	$4.68	8,136
January 15, 2020	Stock Options	N/A	600,000
January 15, 2020	Restricted Share Units	N/A	6,000
January 17, 2020	Common Shares (2)	$4.68	3,637
January 20, 2020	Common Shares (2)	$4.68	2,237
January 23, 2020	Common Shares (2)	$1.80	95,833
January 23, 2020	Common Shares (2)	$3.40	37,500
January 23, 2020	Common Shares (5)	$7.66	6,000
January 24, 2020	Common Shares (2)	$4.68	15,625
January 29, 2020	Common Shares (2)	$4.68	14,174
January 30, 2020	Common Shares (2)	$4.68	47,206
January 31, 2020	Common Shares (2)	$4.68	4,425
February 4, 2020	Common Shares (2)	$4.68	12,013
February 5, 2020	Common Shares (2)	$4.68	15,587
February 6, 2020	Common Shares (2)	$4.68	5,000
February 7, 2020	Common Shares (2)	$4.68	13,475
February 7, 2020	Common Shares (1)	$1.20	20,750
February 11, 2020	Common Shares (2)	$4.68	1,800
February 12, 2020	Common Shares (2)	$3.40	18,750
February 13, 2020	Common Shares (2)	$4.68	6,600
February 18, 2020	Common Shares (2)	$4.68	4,375
February 20, 2020	Common Shares (2)	$4.68	6,875
February 21, 2020	Common Shares (2)	$4.68	1,062
February 26, 2020	Common Shares (2)	$4.68	11,250
February 27, 2020	Common Shares (2)	$4.68	2,850
February 28, 2020	Common Shares (1)	$2.56	37,500
February 28, 2020	Common Shares (1)	$2.92	18,750

Date of Issuance	Type of Security	Issue Price	Number Issued
February 28, 2020	Common Shares (1)	$3.24	12,500
April 15, 2020	Common Shares (2)	$3.12	11,708
April 16, 2020	Common Shares (2)	$4.68	12,500
April 20, 2020	Common Shares (2)	$3.12	385
May 1, 2020	Common Shares (2)	$4.68	3,862
May 4, 2020	Common Shares (1)	$3.24	12,500
May 4, 2020	Common Shares (2)	$4.68	7,500
May 7, 2020	Common Shares (2)	$4.68	1,200
May 13, 2020	Common Shares (2)	$4.68	85,625
May 22, 2020	Common Shares (3)	$7.88	357,121
May 26, 2020	Common Shares (1)	$2.56	37,500
May 26, 2020	Common Shares (1)	$2.92	32,812
May 26, 2020	Common Shares (1)	$3.24	25,000
May 26, 2020	Common Shares (2)	$4.68	112,500
June 3, 2020	Common Shares (2)	$3.40	15,000
June 25, 2020	Common Shares (2)	$4.68	44,875
June 30, 2020	Common Shares (4)	US$5.30	899,201
July 6, 2020	Common Shares (5)	$1.00	75,000
July 6, 2020	Common Shares (2)	$4.68	60,029
July 15, 2020	Common Shares (2)	$4.68	5,125
July 21, 2020	Common Shares (1)	$3.24	6,250
July 23, 2020	Common Shares (2)	$3.40	20,000
July 29, 2020	Common Shares (2)	$3.40	40,000
July 29, 2020	Common Shares (2)	$4.68	3,750
July 31, 2020	Common Shares (1)	$2.92	3,125
July 31, 2020	Common Shares (2)	$3.12	772
August 4, 2020	Common Shares (1)	$2.16	10,000
August 4, 2020	Common Shares (2)	$3.12	135
August 6, 2020	Common Shares (1)	$3.24	6,250
August 6, 2020	Common Shares (1)	$1.20	4,250
August 6, 2020	Common Shares (1)	$2.32	3,125
August 6, 2020	Common Shares (2)	$4.68	400
August 6, 2020	Common Shares (6)	$5.56	1,079,136
August 7, 2020	Restricted Share Units	N/A	205,000
August 10, 2020	Common Shares (2)	$3.12	1,528
August 11, 2020	Common Shares (2)	$4.68	25,000
August 11, 2020	Common Shares (2)	$3.24	3,125
August 13, 2020	Common Shares (2)	$3.12	850
August 13, 2020	Common Shares (2)	$4.68	92,478
August 17, 2020	Common Shares (2)	$4.68	4,125
August 18, 2020	Common Shares (2)	$4.68	9,022
August 18, 2020	Common Shares (2)	$3.12	193
August 19, 2020	Common Shares (2)	$3.12	16,546
August 21, 2020	Common Shares (2)	$4.68	12,500
August 24, 2020	Common Shares (2)	$4.68	19,852
August 25, 2020	Common Shares (2)	$4.68	29,243
August 28 2020	Common Shares (2)	$3.12	214
August 28, 2020	Common Shares (2)	$4.68	13,624
August 31, 2020	Common Shares (2)	$4.68	97,215
September 1, 2020	Common Shares (2)	$4.68	2,500

Notes:

(1) Issued in connection with the exercise of stock options of the Company.

(2) Issued in connection with the exercise of common share warrants.

(3) Issued in connection with the acquisition of Idaho Resources Corp.

(4) Issued in connection with the acquisition of the Wharf Properties.

(5) Issued in connection with the vesting of restricted share units.

(6) Issued in connection with the Beedie Capital loan conversion.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol "MTA" and, since January 8, 2020, on the NYSE American under the symbol "MTA". The following tables set forth information relating to the trading of the Common Shares on the TSXV and the NYSE American for the 12-month period prior to the date of this prospectus supplement.

Period		TSXV			NYSE American(2)
		High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
2019	September	5.88	4.64	1,144,986
	October	6.00	5.20	934,645
	November	5.88	5.12	516,932
	December(1)	7.15	5.12	1,960,208
2020	January	8.61	6.80	2,502,058	6.60	5.34	3,078,075
	February	8.69	5.00	1,603,117	7.33	3.58	3,962,098
	March	7.77	4.06	2,039,911	5.99	3.00	5,337,034
	April	8.68	5.09	1,178,183	6.27	4.00	4,038,172
	May	8.25	6.45	1,537,964	6.00	4.58	4,173,574
	June	8.49	6.85	1,402,400	6.28	5.06	5,507,910
	July	10.88	7.00	2,156,400	8.16	5.06	8,702,044
	August	13.47	10.37	2,131,032	10.11	7.84	10,180,997
	September 1-3	12.71	11.31	326,215	9.73	8.65	1,236,218

Notes:

(1) On December 17, 2019, Metalla consolidated its Common Shares on the basis of one post-consolidation share for four pre-consolidation shares. All share prices and volumes reflect post-consolidation prices and volumes.

(2) Metalla started trading on the NYSE American on January 8, 2020.

On September 3, 2020, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSXV was C$11.59 and on the NYSE American was US$8.75.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of DLA Piper (Canada) LLP, Canadian counsel to the Company, and Blake, Cassels & Graydon LLP, Canadian counsel to the Agents, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires the Offered Shares as beneficial owner pursuant to the Offering and who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Company and the Agents, is not affiliated with the Company or the Agents, and will acquire and hold such Offered Shares as capital property (each, a "Holder"), all within the meaning of the Tax Act. Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (a) that is a "financial institution" for purposes of the "mark-to-market property" rules in the Tax Act; (b) an interest in which is or would constitute a "tax shelter investment" (as defined in the Tax Act); (c) that is a "specified financial institution" (as defined in the Tax Act); (d) that reports its "Canadian tax results" for purposes of the Tax Act, in a currency other than Canadian currency; (e) that is exempt from tax under the Tax Act; (f) that has entered into, or will enter into, a "synthetic disposition arrangement" or a "derivative forward agreement" (as those terms are defined in the Tax Act) with respect to the Offered Shares; or (g) that is a corporation resident in Canada that is, or becomes, controlled by a non-resident person or a group of persons comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts that do not deal with each other at arm's length, for the purposes of the "foreign affiliate dumping" rules in Section 212.3 of the Tax Act. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of acquiring Offered Shares pursuant to the Offering.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the "Tax Proposals") which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Tax Convention (1980) (the "Canada-U.S. Tax Convention"), and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Residents of Canada

This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (a "Resident Holder"). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other "Canadian security" (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder's income. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for "eligible dividends" properly designated by the Company. There may be limitations on the Company's ability to designate dividends as "eligible dividends".

In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and will normally be deductible in computing such Resident Holder's taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the year.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Residents of Canada - Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder must be included in the Resident Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an "allowable capital loss") must be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on in Canada (each, a "Non-Resident Holder"). The term "U.S. Holder," for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% of the gross amount of the dividend if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax exempt organizations or qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Offered Shares, unless the Offered Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not "treaty-protected property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Provided the Offered Shares are listed on a "designated stock exchange" (as defined in the Tax Act) (which currently includes the TSXV) at the time of disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons who do not deal at arm's length with the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.

The Offered Shares of a U.S. Holder will generally constitute "treaty-protected property" for purposes of the Tax Act unless the value of the Offered Shares is derived principally from real property situated in Canada. For this purpose, "real property" has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

If Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition, the consequences above under "Residents of Canada - Disposition of Offered Shares" and "Residents of Canada - Taxation of Capital Gains and Capital Losses" will generally apply.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain anticipated U.S. federal income tax considerations applicable to a US Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this prospectus supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a US Holder as a result of the acquisition, ownership and disposition of Offered Shares acquired pursuant to this prospectus supplement. This summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax considerations applicable to such US Holder of Offered Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. US Holders should consult their own tax advisors regarding the US federal, US state and local, and non-US tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No ruling from the U.S. Internal Revenue Service (the "IRS") or legal opinion has been requested, or will be obtained, regarding the potential U.S. federal income tax considerations applicable to US Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated by the Department of the Treasury (whether final, temporary or proposed) ("Treasury Regulations"), U.S. court decisions published rulings and administrative positions of the IRS, and the Canada-U.S. Tax Convention, in each case, in effect as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner possibly with retroactive effect, at any time.

US Holder

For purposes of this section, a "US Holder" is a beneficial owner of Offered Shares acquired pursuant to this prospectus supplement that is (a) an individual who is a citizen or resident of the United States for US federal income tax purposes; (b) a corporation, or other entity treated as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes, or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non-US Holder

For purposes of this summary, a "Non-US Holder" is a beneficial owner of Offered Shares that is neither a US Holder nor a partnership (or other "pass-through" entity). This summary does not address the US federal income tax considerations applicable to Non-US Holders relating to the acquisition, ownership and disposition of Offered Shares. Accordingly, Non-US Holders should consult their own tax advisors regarding the US federal, US state and local, and non-US tax consequences (including the potential application of and operation of the Canada-U.S. Tax Convention or any other tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including, that: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts; (b) US Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) US Holders that have a "functional currency" other than the US dollar; (d) US Holders that own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated transaction; (e) US Holders that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) US Holders that hold Offered Shares other than as a capital asset (generally property held for investment purposes) within the meaning of Section 1221 of the Code; (g) US Holders that are partnerships or other flow-through entities; (h) US Holders that are subject to special tax accounting rules with respect to the Offered Shares; (i) US Holders that are subject to taxing jurisdictions other than, or in addition to, the United States; or (j) US Holders that own, directly, indirectly or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company. The summary below also does not address the impact of the Offering on persons who are US expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code. US Holders and others that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If a partnership (or entity or arrangement treated as a partnership for US federal tax purposes) holds Offered Shares, the tax treatment of a partner in the partnership (or other entity or arrangement treated as a partnership for US federal tax purposes) will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships (or other entities or arrangements treated as partnerships for US federal tax purposes) that are beneficial owners of Offered Shares should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

Tax Consequences Other than US Federal Income Tax Consequences Not Addressed

This summary does not address the US state and local tax, US estate, gift, and generation-skipping tax, US federal net investment income, US federal alternative minimum tax, or non-US tax consequences to US Holders relating to the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each US Holder should consult its own tax advisor regarding the US state and local tax, US estate, gift, and generation-skipping tax, US federal net investment income, US federal alternative minimum tax and non-US tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

US Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Offered Shares

Classification as a Passive Foreign Investment Company

As discussed below under "Passive Foreign Investment Company Rules - PFIC Status of the Company", although the Company has not made a formal determination as to whether it was a "passive foreign investment company" under Section 1297 of the Code ("PFIC") for the tax year ended May 31, 2020, and does not plan to make such a determination for subsequent years, the Company believes there is a significant risk that it was a PFIC for the tax year ended May 31, 2020 and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. If the Company is classified as a PFIC in any taxable year in which a US Holder holds Offered Shares, the Company generally will be considered a PFIC with respect to such Offered Shares in subsequent taxable years even if the Company is otherwise not a PFIC in such subsequent taxable years. If the Company is considered to be a PFIC with respect to a US Holder's Offered Shares, such holder generally will be liable to pay income tax at the highest ordinary income tax rate on any "excess distribution" from the Company and on the US Holder's gain from the disposition of Offered Shares as if such excess distribution or gain had been recognized ratably over the US Holder's holding period for the Offered Shares, plus interest on such amount as if it were treated as a series of underpayments of tax in such prior years. Each US Holder should consult its own tax advisor regarding the classification of the Company as a PFIC and the consequences of such classification.

Distributions on Offered Shares

Subject to the PFIC rules discussed below, a US Holder that receives a distribution with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder's tax basis in the Offered Shares, and thereafter as a gain from the sale or exchange of such Offered Shares (see "Sale or Other Taxable Disposition of Offered Shares" below). However, the Company might not determine its current and accumulated earnings and profits in accordance with U.S. federal income tax principles, and US Holders might therefore assume that any distribution by the Company with respect to Offered Shares will constitute dividend income. Dividends received on Offered Shares will not be eligible for the "dividends received deduction" allowed to corporations under the Code with respect to dividends received from domestic corporations.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. If the Company is not a PFIC, dividends paid to a US Holder that do not result in qualified dividend income generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each US Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Offered Shares, a US Holder generally will recognize gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) its tax basis in such Offered Shares sold or otherwise disposed of. Such gain or loss will be a long-term capital gain or loss if the Offered Shares has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain generally will be treated as "US source" for purposes of applying the US foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as "foreign source" under the Canada-U.S. Tax Convention and such US Holder elects to treat such gain or loss as "foreign source" (see a more detailed discussion at "Foreign Tax Credit" below). Long-term capital gains of certain non-corporate taxpayers are eligible for reduced rates of taxation. Deductions for capital losses are subject to complex limitations.

Foreign Tax Credit

A US Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Offered Shares generally may elect to deduct or credit such tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder's US federal income tax liability that such US Holder's "foreign source" taxable income bears to such US Holder's worldwide taxable income. In applying this limitation, a US Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "US source." In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive category income". Because the foreign tax credit rules are complex, US Holders should consult their own tax advisors regarding the foreign tax credit rules, including the source of any dividends paid to US Holders.

Subject to certain specific rules, foreign income and withholding taxes paid with respect to any distribution in respect of stock in a PFIC should qualify for the foreign tax credit. The rules relating to distributions by a PFIC are complex, and a US Holder should consult with its own tax advisor with respect to any distribution received from a PFIC.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a US Holder in connection with the ownership of Offered Shares, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into US dollars at that time). If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. A US Holder that receives foreign currency and converts such foreign currency into US dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as US source ordinary income or loss for foreign tax credit purposes. Different rules may apply to US Holders subject to the accrual method of tax accounting. US Holders should consult their own US tax advisors regarding the US federal income tax consequences of receiving, owning and disposing of foreign currency.

Passive Foreign Investment Company Rules

If the Company is a PFIC within the meaning of Section 1297 of the Code at any time during a US Holder's holding period, then certain different and potentially adverse tax consequences would apply to such US Holder's acquisition, ownership and disposition of Offered Shares.

PFIC Status of the Company

The Company generally will be a PFIC if, for a given tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all income less the cost of goods sold, and "passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, US Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a "lower-tier PFIC"), and will be subject to US federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if the US Holder directly held the shares of such lower-tier PFIC.

Although the Company has not made a formal determination as to whether it was a PFIC for the tax year ended May 31, 2020, and does not plan to make such a determination for subsequent years, the Company believes there is a significant risk that it was a PFIC for the tax year ended May 31, 2020, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. The determination of whether the Company (or a subsidiary of the Company) was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or subsidiary) will be a PFIC for any tax year depends on the assets and income of the Company (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. US Holders should consult their own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC, the US federal income tax consequences to a US Holder of the acquisition, ownership and disposition of Offered Shares will depend on whether such US Holder makes a Qualified Electing Fund Election under Section 1295 of the Code ("QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to Offered Shares. A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing US Holder."

A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution paid on the Offered Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a US Holder's holding period for the Offered Shares, if shorter).

If the Company is a PFIC, under Section 1291 of the Code any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of shares of a lower-tier PFIC), and any excess distribution paid on Offered Shares (or a distribution by a lower-tier PFIC to its shareholder that is deemed to be received by a US Holder) must be ratably allocated to each day of a Non-Electing US Holder's holding period for the Offered Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to US federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the US Holder's other tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing US Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing US Holder holds Offered Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, a Non-Electing US Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

If the Company is a PFIC and a US Holder makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins, such US Holder generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a US Holder that makes a QEF Election will be subject to US federal income tax on such US Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such US Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such US Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such US Holder by the Company. However, a US Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge. If such US Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A US Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the US Holder because of such QEF Election and (b) will adjust such US Holder's tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if it is made for the first year in the US Holder's holding period for the Offered Shares in which the Company was a PFIC. A US Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such US Holder files a US federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a US Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in a subsequent tax year, the QEF Election will be effective, and the US Holder will be subject to the QEF rules described above during a subsequent tax year in which the Company qualifies as a PFIC.

US Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements or make available to US Holders a PFIC Annual Information Statement or any other information such US Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.  Accordingly, it is expected that US Holders will not be able to make a QEF Election with respect to the Company or its subsidiaries.

Mark-to-Market Election

A US Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be "marketable stock" if they are regularly traded on (a) a national securities exchange that is registered with the SEC; (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A US Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a US Holder does not make a Mark-to-Market Election beginning in the first tax year of such US Holder's holding period for Offered Shares or such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such US Holder's tax basis in such Offered Shares. A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such US Holder's adjusted tax basis in the Offered Shares over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

US Holders that make a Mark-to-Market Election generally also will adjust their tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be "marketable stock" or the IRS consents to revocation of such election. US Holders should consult their own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a US Holder may be eligible to make a Mark-to-Market Election with respect to Offered Shares, no such election may be made with respect to the stock of any lower-tier PFIC that a US Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of lower-tier PFIC stock or distributions from a lower-tier PFIC

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a US Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event the Company is a PFIC during such US Holder's holding period for the relevant shares. However, the specific US federal income tax consequences to a US Holder may vary based on the manner in which Offered Shares are transferred.

Certain additional adverse rules will apply with respect to a US Holder if the Company is a PFIC, regardless of whether such US Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a US Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

If the Company were a PFIC, a US Holder would be required to attach a completed IRS Form 8621 to its tax return every year in which it recognized gain on a disposition of the Offered Shares or received an excess distribution. In addition, subject to certain rules intended to avoid duplicative filings, US Holders may also be required to file an annual information return on IRS Form 8621 with respect to each PFIC in which the US Holder holds a direct or indirect interest. US Holders should consult their own tax advisors regarding their filing obligations with respect to such information returns.

In addition, a US Holder who acquires Offered Shares from a decedent will not receive a "step up" in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to foreign tax credits that a US Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and US Holders should consult their own tax advisors regarding the PFIC rules and how they may affect the US federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares in the event the Company is a PFIC at any time during the holding period for such Offered Shares.

Information Reporting and Backup Withholding

Certain US Holders are required to report information relating to an interest in Offered Shares, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Offered Shares. Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder's US federal income tax returns. US Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Offered Shares.

Payments made within the United States, or by a US payor or US middleman, of dividends on Offered Shares, and proceeds arising from certain sales or other taxable dispositions of Offered Shares, may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a US Holder (a) fails to furnish such US Holder's correct US social security or other taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect US taxpayer identification number; (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax; or (d) fails under certain circumstances to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax. However, US Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the US backup withholding rules will be allowed as a credit against a US Holder's US federal income tax liability, if any, or will be refunded, if such US Holder timely furnishes the required information to the IRS.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a US Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. US Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO US HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. US HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to the Offering hereby will be passed upon on behalf of the Company by DLA Piper (Canada) LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to United States legal matters, and on behalf of the Agents by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters.

INTEREST OF EXPERTS

The scientific and technical information contained in the information contained in or incorporated by reference in this prospectus supplement was reviewed and approved by Charles Beaudry, M.Sc., P.Geo., geologist to Metalla and a "Qualified Person" as defined in NI 43-101.

To the knowledge of Metalla, Mr. Beaudry holds less than 1% of the outstanding Common Shares or securities convertible into Common Shares of Metalla or of any associate or affiliate of Metalla as of the date hereof, including any direct or indirect interest in any securities of Metalla which Mr. Beaudry may receive as a result of the review and approval of the scientific and technical disclosure contained in or incorporated by reference in this prospectus supplement.

As of the date hereof DLA Piper (Canada) LLP, and its partners and associates, and Blake, Cassels & Graydon LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Company.

AUDITORS

KPMG LLP are the auditors of the Company and have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards. KPMG LLP, Chartered Professional Accountants, are the independent auditors of Metalla who have issued an independent auditor's report dated August 21, 2020 in respect of the consolidated financial statements of Metalla as at May 31, 2020 and May 31, 2019 and for each of the years then ended.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a company incorporated under the BCBCA. Some of our directors and officers, and the experts named in this prospectus supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company's assets are, located outside the United States. Metalla has appointed an agent for service of process in the United States (as set forth in the prospectus), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

ELIGIBILITY FOR INVESTMENT

In the opinion of DLA Piper (Canada) LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Agents, based on the current provisions of the Tax Act and the Regulations, the Offered Shares, if issued on the date hereof, would be "qualified investments" under the Tax Act and the Regulations for trusts governed by a "registered retirement savings plan", "registered retirement income fund", "tax-free savings account", "registered education savings plan", registered disability savings plan (collectively referred to as "Registered Plans") and a "deferred profit sharing plan", provided that the Offered Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSXV).

Notwithstanding that an Offered Share may be a qualified investment for a Registered Plan, if the Offered Share is a "prohibited investment" within the meaning of the Tax Act for the Registered Plan, the holder, annuitant or subscriber of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Offered Shares will not generally be a "prohibited investment" for a Registered Plan if the holder, annuitant or subscriber, as the case may be, (i) deals at arm's length with the Company for the purposes of the Tax Act and (ii) does not have a "significant interest" (as defined in the Tax Act) in the Company. In addition, the Offered Shares will not be a "prohibited investment" if the Offered Shares are "excluded property" within the meaning of the Tax Act, for the Registered Plan.

Holders, annuitants and subscribers of Registered Plans should consult their own tax advisors with respect to whether Offered Shares would be a prohibited investment having regard to their particular circumstances.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Metalla Royalty & Streaming Ltd. at 543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8, telephone (604) 696-0741, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE AND/OR SECONDARY OFFERING	May 1, 2020

METALLA ROYALTY & STREAMING LTD.
C$200,000,000
Common Shares
Warrants
Subscription Receipts
Units
Share Purchase Contracts

This short form base shelf prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Metalla Royalty & Streaming Ltd. (the "Company", "Metalla", "we" or "us") listed above in one or more series, issuances or sales of outstanding securities, with a total offering price of such securities, in the aggregate, of up to $200,000,000 (or the equivalent thereof in U.S. dollars or one or more foreign currencies or composite currencies). The securities may be sold by the Company and/or certain of the Company's security holders ("Selling Securityholders", and each a "Selling Securityholder"). The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

The common shares of the Company (the “Common Shares”) are listed for trading: on the TSX Venture Exchange (the “TSXV”) under the trading symbol “MTA”; on the NYSE American LLC (“NYSE American”) under the symbol “MTA”; and on the Börse Frankfurt (Frankfurt Stock Exchange) (the “Frankfurt Exchange”) under the symbol “X9C”. On April 30, 2020, being the last trading day prior to the date hereof, the closing price of the Common Shares on the TSXV was $7.50, on the NYSE American was US$5.37 and on the Frankfurt Exchange was €5.10. Unless otherwise specified in an applicable prospectus supplement, our subscription receipts, units, warrants and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which these securities, other than our Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See “Risk Factors”.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not fully described in this prospectus and may not be fully described in any applicable prospectus supplement. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated under the laws of Canada, some of our officers and directors and some or all of the experts named in this prospectus are Canadian residents, and the underwriters, dealers or agents named in any prospectus supplement may be residents of a country other than the United States, and a substantial portion of our assets are located outside of the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

No underwriter or agent has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus.

The Company's securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by the Company or any Selling Securityholder from time to time, or by the Company or any Selling Securityholder directly pursuant to applicable statutory exemptions. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may discontinue at any time. See "Plan of Distribution". A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the anticipated net proceeds to the Company or any Selling Securityholder from the sale of such securities, the amounts and prices at which such securities are sold and, if applicable, the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading "Cautionary Note Regarding Forward-Looking Statements" and consider such risks and information in connection with an investment in the securities. See "Risk Factors".

Our head office is located at 543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8, Canada.

Our registered and records office is at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, British Columbia V6C 2B5, Canada.

Brett Heath, President and Chief Executive Officer and a director of the Company, E.B. Tucker, a director of the Company, and Alexander Molyneux, a director of the Company, each reside outside of Canada and have each appointed Metalla Royalty & Streaming Ltd. at 543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8, Canada as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See "Agent for Service of Process".

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement, or the date of any documents incorporated by reference herein.

Table of Contents
SHORT FORM BASE SHELF PROSPECTUS

ABOUT THIS PROSPECTUS

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Metalla" or the "Company", refer to Metalla Royalty & Streaming Ltd. together with our subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in any registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

AVAILABLE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and interim reports, material change reports and other information. In addition, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we may not be required to publish financial statements as promptly as U.S. companies.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Classification System.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and resource information contained or incorporated by reference in this prospectus and any prospectus supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under SEC's current Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not "reserves" should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC Industry Guide 7 standards. Accordingly, mineral reserves estimates included herein and in the documents incorporated herein by reference may not qualify as "reserves" under SEC Industry Guide 7 standards. Such disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC.

U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under reporting standards in Canada differ in certain respects from the standards of the SEC's Industry Guide 7. The SEC has adopted new technical disclosure rules that are being phased in to replace Industry Guide 7.  Such rules also differ in certain ways from NI 43-101.

Accordingly, information concerning mineral deposits set forth herein and in the documents incorporated herein by reference may not be comparable with information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains "forward-looking statements" or "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking information is provided as of the date of this prospectus and the Company does not intend and does not assume any obligation to update this forward-looking information, except as required by applicable law.

All statements included and incorporated by reference herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking information is based on reasonable assumptions that have been made by Metalla as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Metalla to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

• the impact of general business and economic conditions;

• the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;

• problems related to the ability to market precious metals or other metals;

• industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations;

• interpretation by government entities of tax laws or the implementation of new tax laws;

• regulatory, political or economic developments in any of the countries where properties in which Metalla holds a Royalty, Stream (as defined below) or other interest are located or through which they are held;

• risks related to the operators of the properties in which Metalla holds a Royalty or Stream or other interest, including changes in the ownership and control of such operators;

• risks related to global pandemics, including the novel coronavirus ("COVID-19") global health pandemic, and the spread of other viruses or pathogens;

• influence of macroeconomic developments;

• business opportunities that become available to, or are pursued by Metalla;

• reduced access to debt and equity capital;

• litigation;

• title, permit or license disputes related to interests on any of the properties in which Metalla holds a Royalty, Stream or other interest;

• the volatility of the stock market;

• competition;

• future sales or issuances of debt or equity securities;

• use of proceeds;

• dividend policy and future payment of dividends;

• liquidity;

• market for securities;

• enforcement of civil judgments; and

• risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws, as well as those factors discussed in the section entitled "Risk Factors" in this Prospectus and in the section entitled "Risk Factors" in our annual information form for the fiscal year ended May 31, 2019, dated as of September 26, 2019 ("AIF") and incorporated by reference herein.

Forward looking statements included or incorporated by reference in this Prospectus include statements regarding:

  our plans and objectives;

  our future financial and operational performance;

  expectations regarding the gold, silver and other agreements ("Streams" and each individually a "Stream") of Metalla;

  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns, and other royalty agreements or interests (collectively, "Royalties" and individually a "Royalty");

  the future outlook of Metalla and the mineral reserves and resource estimates at the Joaquin mine, COSE mine and Santa Gertrudis gold property (the "Santa Gertrudis Property");

  future gold and silver prices;

  other potential developments relating to, or achievements by, the counterparties for our Stream and Royalty agreements, and with respect to the mines and other properties in which we have a Stream or Royalty interest;

  estimates of future production, costs and other financial or economic measures;

  prospective transactions, growth and achievements;

  financing and adequacy of capital; and

  future payment of dividends.

Estimates of mineral resources and mineral reserves are also forward-looking statements because they involve estimates of mineralization that will be encountered in the future, and projections regarding other matters that are uncertain, such as future costs and commodity prices.

Forward looking statements are based on a number of material assumptions, which management of Metalla believe to be reasonable, including, but not limited to, the continuation of mining operations from which Metalla will purchase precious or other metals or in respect of which Metalla will receive Royalty payments, that commodity prices will not experience a material adverse change, mining operations that underlie Streams or Royalties will operate in accordance with disclosed parameters and such other assumptions as may be set out herein.

Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Metalla will receive royalty payments, no material adverse change in the market price of commodities occurs, that the mining operations will operate in accordance with public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Investors and readers of this prospectus should also review the risk factors set out in this prospectus under the heading "Risk Factors" and in the section entitled "Risk Factors" in our AIF.

NOTICE REGARDING NON-IFRS MEASURES

The documents incorporated by reference herein include certain terms or performance measures that are not defined under IFRS, such as average cash cost of silver per attributable ounce, average realized silver price per attributable ounce, and adjusted EBITDA. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, see "Non-IFRS Financial Measures" in management's discussion and analysis for the year ended May 31, 2019 and the nine months ended February 29, 2020, which are incorporated herein by reference. These non-IFRS measures should be read in conjunction with the Company's financial statements incorporated herein by reference.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Metalla Royalty & Streaming Ltd. at 543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8, telephone (604) 696-0741 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this prospectus except as specifically set forth herein.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus:

a) our AIF;

b) our audited annual consolidated financial statements for the years ended May 31, 2019 and 2018, together with the independent registered public accounting firm's report and independent auditors' report thereon and the notes thereto;

c) our management's discussion and analysis of our results of operations and financial position for the year ended May 31, 2019 (the "Annual MD&A");

d) our unaudited consolidated interim financial statements for the three and nine months ended February 29, 2020;

e) our management's discussion and analysis of our results of operations and financial position for the three and nine months ended February 29, 2020 (the "Interim MD&A");

f) our management information circular dated September 24, 2019 in respect of the annual general and special meeting of shareholders of the Company held on November 6, 2019;

g) our material change report filed on April 27, 2020 in respect of the announcement of an acquisition of a royalty interest in the United States, a portion of the consideration for which will be paid for by the Company in its Common Shares (the "LRC MCR");

h) our material change report filed on April 16, 2020 in respect of the announcement of the Company's operating and financial results for the third quarter ended February 29, 2020 and providing a corporate update on its royalties and streams;

i) our material change report filed on March 30, 2020 in respect of a corporate update on operations;

j) our material change report filed on February 27, 2020 in respect of the Company's acquisition of a 2.0% net smelter return royalty on future gold production from a portion of the La Fortuna deposit and prospective exploration grounds forming part of the NuevaUnión project located in Chile (the "Nueva MCR");

k) our material change report filed on February 27, 2020 in respect of the announcement of the Company's operating and financial results for the second quarter ended November 30, 2019 and providing a corporate update on its royalties and streams (the "Corporate Update MCR");

l) our material change report filed on January 17, 2020 regarding the appointment of a director to the board of the Company and the grant of options to officers, directors and employees of the Company;

m) our material change report filed on January 13, 2020 regarding the approval for listing of the Company's Common Shares on the NYSE American and the ceasing of the trading of the Company's Common Shares on the OTCQB;

n) our material change report filed on December 17, 2019 regarding the Company's application for listing of its Common Shares on the NYSE American and the consolidation of its Common Shares;

Any documents of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectus Distributions ("NI 44-101") filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

Any template version of any "marketing materials" (as such term is defined in NI 44-101) filed by the Company after the date of a prospectus supplement and before the termination of the distribution of the securities offered pursuant to such prospectus supplement (together with this prospectus) is deemed to be incorporated by reference in such prospectus supplement.

In addition, any future document or information that the Company files with, or furnishes to, the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offerings thereunder, will be deemed to be incorporated by reference in the registration statement of which this prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon our filing of a new annual information form and the related annual consolidated financial statements and management's discussion and analysis with applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim financial statements (and accompanying management's discussion and analysis for such periods), and material change reports filed prior to the commencement of our financial year in which the Company's new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all condensed consolidated interim statements and the accompanying management's discussion and analysis filed prior to the new interim condensed consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus. In addition, upon a new management information circular for the annual meeting of shareholders being filed by the Company with the applicable securities regulatory authorities during the period that this prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus. References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents listed under the heading "Documents Incorporated by Reference"; (ii) powers of attorney from our directors and officers included on the signature pages of the registration statement; (iii) the consent of KPMG LLP; and (iv) the consent of each "qualified person" for the purposes of NI 43-101 listed on the Exhibit Index of the registration statement. A copy of the form of warrant indenture or warrant agency agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in the documents incorporated by reference relating to properties and operations on the properties in which the Company holds Royalty, Stream or other interests, and included in the Company's AIF in the sections entitled "Material Assets - Joaquin Mine, Argentina", "Material Assets - COSE Mine, Argentina" and "Material Assets - Santa Gertrudis, Mexico" is based on information publicly disclosed by the owners or operators of those properties and information/data available in the public domain as at the date of (or as specified in) the documents incorporated by reference herein, as applicable, and none of this information has been independently verified by the Company. Specifically, as a Royalty or Stream holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Company is dependent on (i) the operators of the properties and their qualified persons to provide information to the Company, or (ii) on publicly available information, to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Company's Royalty, Stream or other interest. The Company's Royalty, Stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The Company considers its Royalty interests in the Joaquin mine, COSE mine and Santa Gertrudis Property to be its only material mineral properties for the purposes of NI 43-101. Information incorporated by reference herein with respect to Joaquin mine, COSE mine and Santa Gertrudis Property has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Further to the Corporate Update MCR incorporated by reference herein, the Endeavour Mine has gone on care and maintenance since the date of the filing of the AIF, as such the Stream interest in the Endeavor Mine is no longer a material mineral property for Metalla and all disclosure in the AIF in connection with the Endeavour Mine, including technical and scientific information, is expressly excluded from this Prospectus in its entirety and is not incorporated by reference herein.

Charles Beaudry, M.Sc., P.Geo. and géo. for Metalla and a "Qualified Person" under NI 43-101 has reviewed and approved the scientific and technical disclosure contained in the AIF, the Annual MD&A and the Interim MD&A.

FINANCIAL AND EXCHANGE RATE INFORMATION

The annual consolidated financial statements of the Company incorporated by reference in this prospectus have been prepared in accordance with IFRS and are reported in Canadian dollars, and the audit of such financial statements may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to "US$" are to U.S. dollars, references to "C$" or "$" are to Canadian dollars.

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the periods indicated; (ii) the high and low exchange rates during each period; and (iii) the average exchange rates in effect during each period, in each case, as identified or calculated from the Bank of Canada rate in effect on each trading day during the relevant period. These rates are expressed as U.S. dollars per C$1.00.

	Year Ended December 31			Financial Year Ended May 31			Nine Months Ended
	2019	2018	2017	2019	2018	2017	February 29, 2020
High for period	0.7699	0.8138	0.8245	0.7811	0.8245	0.7877	0.7710
Low for period	0.7353	0.7330	0.7276	0.7330	0.7405	0.7276	0.7424
Average for period	0.7537	0.7721	0.7708	0.7563	0.7866	0.7559	0.7573
Rate at end of period	0.7699	0.7330	0.7971	0.7393	0.7723	0.7407	0.7447

On April 30, 2020, the exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.7189(US$1.00 = C$1.3910).

COMMODITY PRICE INFORMATION

The following table sets out the high, low and average spot commodity price in US$ of gold for the three calendar years ending December 31, 2017, 2018 and 2019, Metalla's three financial years ending May 31, 2017, 2018 and 2019, as well as the ten months ending March 31, 2020.

	Year Ended December 31			Financial Year Ended May 31			Ten Months Ended
	2019	2018	2017	2019	2018	2017	March 31, 2020
High for period	$1,546.10	$1,360.25	$1,350.90	$1,345.75	$1,360.25	$1,370.00	$1,687.00
Low for period	$1,269.50	$1,176.70	$1,148.65	$1,176.70	$1,207.55	$1,125.70	$1,313.95
Average for period	$1,392.60	$1,268.41	$1,257.12	$1,257.27	$1,295.21	$1,258.63	$1,497.27

The following table sets out the high, low and average spot commodity price in US$ of silver for the three calendar years ending December 31, 2017, 2018 and 2019, Metalla's three financial years ending May 31, 2017, 2018 and 2019, as well as the ten months ending March 31, 2020.

	Year Ended December 31			Financial Year Ended May 31			Ten Months Ended
	2019	2018	2017	2019	2018	2017	March 31, 2020
High for period	$19.31	$17.52	$18.56	$17.23	$18.21	$20.71	$19.31
Low for period	$14.38	$13.97	$15.22	$13.97	$15.22	$15.74	$12.01
Average for period	$16.22	$15.71	$17.05	$15.13	$16.75	$17.89	$16.88

THE COMPANY

Metalla was incorporated on May 11, 1983 pursuant to the Company Act (British Columbia) under the name Cactus West Explorations Ltd. The Company's name was changed to Cimarron Minerals Ltd. and its share capital was consolidated on a five (old) for one (new) basis, on April 29, 1996. On May 1, 2000, the Company's name was changed to DiscFactories Corporation, and its share capital was consolidated on a two (old) for one (new) basis and the Company was continued into the federal jurisdiction under the Canada Business Corporations Act. On February 20, 2007, the Company completed a change of business transaction pursuant to which it changed its name from DiscFactories Corporation to Excalibur Resources Ltd. On January 11, 2010, its share capital was consolidated on an eight (old) for one (new) basis. On December 1, 2016 it changed its name from Excalibur Resources Ltd. to Metalla, and completed a share consolidation on a three (old) for one (new) basis. On November 16, 2017, Metalla continued under the Business Corporations Act (British Columbia) ("BCBCA"). On December 17, 2019, Metalla effected a consolidation of its Common Shares on a four for one basis and all information in this prospectus has been adjusted for the consolidation.

The Company's head office is located at 501-543 Granville Street, Vancouver, British Columbia, V6C 1X8, Canada. The Company's registered and records office is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Canada.

As at the date hereof the Common Shares are listed on the on the TSXV under the trading symbol "MTA"; on the NYSE American under the symbol "MTA"; and on the Frankfurt Exchange under the symbol "X9C".

Metalla does not operate mines, develop projects or conduct exploration. Metalla's business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

• exposure to precious metals price optionality;

• a perpetual discovery option over large areas of geologically prospective lands with no additional cost other than the initial investment;

• limited exposure to many of the risks associated with operating companies;

• a free cash-flow business with limited cash calls;

• a high-margin business that can generate cash through the entire commodity cycle;

• a scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and

• a forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Metalla's financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets. Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Metalla's producing assets. Metalla has a long-term investment outlook and recognizes the cyclical nature of the industry. Metalla has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Inter-Corporate Relationship

The chart below illustrates the Company's material inter-corporate relationships as at the date hereof:

Note:
(1) The LRC MCR sets forth the details of the Company's ownership of Metalla America Ltd.
(2) The Nueva MCR sets forth the details of the Company's proportionate ownership interest in Nueva Royalty Ltd.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. Before deciding whether to invest in any securities of the Company, investors should consider carefully the risks discussed below, the risks incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a prospectus supplement relating to a specific offering of securities.

Risks Relating to Metalla

Changes in Commodity Prices that underlie Royalty, Stream or Other Interests

The price of Metalla's Common Shares may be significantly affected by declines in commodity prices. The revenue derived by Metalla from its asset portfolio will be significantly affected by changes in the market price of commodities that underlie the Royalty, Stream or other investments or interests of Metalla. Metalla's revenue is particularly sensitive to changes in the price of gold and silver. Any future cash flow derived from silver Streams is 100% dependent on the future price of silver. The price of gold, silver and other commodities fluctuates daily and are affected by factors beyond the control of Metalla, including levels of supply and demand, industrial development, inflation and interest rates, the U.S. dollar's strength and geo-political events. External economic factors that affect commodity prices can be influenced by changes in international investment patterns, monetary systems and political developments.

The Chinese market is a significant source of global demand for commodities. A sustained slowdown in China's growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for the products on which we have Royalties. The COVID-19 pandemic and efforts to contain it may have a significant effect on commodity prices and demand and potentially broader impacts on the global economy.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue and may cause a suspension or termination of production by relevant operators, which would result in a complete cessation of revenue from applicable Royalties, Streams or working interests. Even if Metalla worked to ensure a diversification of commodities that underlie its Royalties and Streams, the commodity market trends are cyclical in nature and a general downturn in commodity prices could result in a significant decrease in overall revenue.

Metalla Has No Control Over Mining Operations

Metalla is not directly involved in the operation of mines. The revenue Metalla may derive from its portfolio of Royalty and Stream assets is based entirely on production from third-party mine owners and operators. Metalla is party to precious metal purchase agreements to purchase a certain percentage of precious metals or other metals produced by certain mines and operations and Metalla expects to receive payments under Royalty agreements based on production from certain mines and operations, however, Metalla will not have a direct interest in the operation or ownership of those mines and projects. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of Metalla in respect of a relevant project or property may not always be aligned. The inability of Metalla to control the operations for the properties in which it has a Royalty, Stream or other interest may result in a material adverse effect on the profitability of Metalla, the results of operations of Metalla and its financial condition. Except in a limited set of circumstances as may be specified in a specific Stream or Royalty, Metalla will not receive compensation if a specific mine or operation fails to achieve or maintain production or if the specific mine or operation is closed or discontinued. In addition, a number of mining operations in respect of which Metalla holds a Royalty or Stream interest ("Mining Operations") are currently in exploration stage and may not commence commercial production and there can be no assurance that if such operations do commence production that they will achieve profitable and continued production levels. In addition, the owners or operators may take action contrary to policies or objectives of Metalla; be unable or unwilling to fulfill their obligations under their agreements with Metalla; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator's ability to perform its obligations under arrangements with Metalla. Metalla is also subject to the risk that a specific mine or project may be put on care and maintenance or have its operations suspended, on both a temporary or permanent basis.

The owners or operators of the projects or properties in which Metalla holds a Royalty or Stream interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Metalla has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Metalla. If any such transaction is announced, there is no certainty that any such transaction will be completed, or completed as announced, and any consequences of such non-completion on Metalla may be difficult or impossible to predict.

Metalla is subject to the risk that Mining Operations may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, pandemics (including the COVID-19 pandemic), weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, expropriation and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of Metalla's assets may not be recoverable if the mining companies operating the Mining Operations cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mining Operations becoming uneconomic resulting in their shutdown and closure. Metalla is not entitled to purchase gold, other commodities, receive royalties or other economic benefit from the Mining Operations if no gold or other commodities are produced from the Mining Operations.

Variations in Foreign Exchange Rates

Foreign exchange rates have seen significant fluctuation in recent years. A depreciation in the value of the Canadian Dollar against one or more of the currencies in which Metalla receives payments under the Royalties and Streams could have a material adverse effect on the profitability of Metalla, its results of operations and financial condition.

Metalla's consolidated revenue, expenses and financial position may be impacted by fluctuations in foreign exchange rates as payments in foreign currencies are translated into Canadian Dollars. Metalla has not hedged its exposure to currency fluctuations. Based on Metalla's financial circumstances as at May 31, 2019, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian Dollar against the U.S. Dollar would result in an increase/decrease of approximately $8,100 in Metalla's pre-tax income or loss. Currency fluctuations in other international currencies in which Metalla receives payments under the Royalties and Streams could have an equal or greater effect including the payment of the Royalty on the COSE mine which may be made in either Argentinian Pesos or United States Dollars at the option of the payor.

The operations of Metalla are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on the profitability of Metalla, its result of operations and financial condition. There can be no assurance that the steps taken by management to address such fluctuations will eliminate the adverse effects and Metalla may suffer losses due to adverse foreign currency fluctuations.

Delay Receiving or Failure to Receive Payments

Metalla is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant mines and mineral properties underlying Metalla's Streams and Royalties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the Royalty or Stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Metalla's rights to payment under the Royalties/Streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Metalla's ability to collect amounts owing under its Royalties/Streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Metalla's ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Metalla should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the Royalty or Stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Metalla's rights may result in a material and adverse effect on Metalla's profitability, results of operations and financial condition.

Third-Party Reporting

Metalla relies on public disclosure and other information regarding specific mines or projects that is received from the owners or operators of the mines or other independent experts. The information received may be susceptible to being imprecise as the result of it being compiled by certain third parties. The disclosure created by Metalla may be inaccurate if the information received contains inaccuracies or omissions, which could create a material adverse effect on Metalla. Further, Metalla must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the Streams and Royalties. If the information provided by such third parties to Metalla contains material inaccuracies or omissions, the Company's disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on Metalla.

In addition, a Royalty or Stream agreement may require an owner or operator to provide Metalla with production and operating information that may, depending on the completeness and accuracy of such information, enable Metalla to detect errors in the calculation of Royalty or Stream payments that it receives. As a result, the ability of Metalla to detect payment errors through its associated internal controls and procedures is limited, and the possibility exists that Metalla will need to make retroactive revenue adjustments. Of the Royalty or Stream agreements that Metalla enters into, some may provide Metalla the right to audit the operational calculations and production data for associated payments; however, such audits may occur many months following the recognition by Metalla of the applicable revenue and may require Metalla to adjust its revenue in later periods.

As a holder of an interest in a Royalty or Stream, Metalla will have limited access to data on the operations or to the actual properties underlying the Royalty or Stream. This limited access to data or disclosure regarding operations could affect the ability of Metalla to assess the performance of the Royalty or Stream. This could result in delays in cash flow from that which is anticipated by Metalla based on the stage of development of the properties covered by the assets within the portfolio of Metalla.

Disclosure Regarding Operations

Some Royalties or Streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to the Royalty or Stream and, as such, Metalla may not be in a position to publicly disclose non-public information with respect to certain Royalties or Streams. The limited access to data and disclosure regarding the operations of the properties in which Metalla has an interest, may restrict the ability of Metalla to enhance its performance which may result in a material and adverse effect on the profitability of Metalla, results of operations for Metalla and financial condition. There can be no assurance that Metalla will be successful in obtaining these rights when negotiating the acquisition of Royalties or Streams.

Strategy for Acquisitions

As Metalla executes on its business plan it intends to seek to purchase additional Royalties and Streams from third parties. Metalla cannot offer any assurance that it can complete any acquisition or proposed business transactions on favourable terms or at all, or that any completed acquisitions or proposed transactions will benefit Metalla.

At any given time Metalla may have various types of transactions and acquisition opportunities in various stages of review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to Metalla and may involve the issuance of securities by Metalla to fund any such acquisition. Any such issuance of securities may result in substantial dilution to existing shareholders and may result in the creation of new control positions. In addition, any such acquisition or other Royalty or Stream transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Metalla may consider opportunities to restructure its Royalties or Streams where it believes such a restructuring may provide a long-term benefit to Metalla, even if such restructuring may reduce near-term revenues or result in Metalla incurring transaction related costs. Metalla may enter into one or more acquisitions, restructurings or other Royalty and Streaming transactions at any time.

Metalla Cash Flow Risk

Metalla is not directly involved in the ownership or operation of mines. Metalla's Royalty, Stream and other interests in properties or projects are subject to most of the significant risks of the operating mining company. Metalla's cash flow is dependent on the activities of third parties which could create risk that those third parties may, have targets inconsistent to Metalla's targets, take action contrary to Metalla's goals, policies or objectives, be unwilling or unable to fulfill their contractual obligations owed to Metalla, or experience financial, operational or other difficulties or setbacks, including bankruptcy or insolvency proceedings, which could limit a third-party's ability to perform under a specific third-party arrangement. Specifically, Metalla could be negatively impacted by an operator's ability to continue its mining operations as a going concern and have access to capital. A lack of access to capital could result in a third-party entering a bankruptcy proceeding, which would result in Metalla being unable to realize any value for its Stream, Royalty or other interest.

Negative Cash Flow from Operations

During the interim period ended February 29, 2020, the Company had negative cash flow from operating activities. To the extent that the Company has negative cash flow in any future period, unallocated funds may be used to fund such negative cash flow from operating activities, if any.

Rights of other Interest-Holders

Some Royalty and Stream interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the Royalty or Stream, (ii) pre-emptive rights pursuant to which certain parties have the right of first refusal or first offer with respect to a proposed sale or assignment of a Royalty or Stream to Metalla, or (iii) claw back rights pursuant to which the seller of a Royalty or Stream to Metalla has the right to re-acquire the Royalty or Stream. Holders may exercise these rights such that certain Royalty and Stream interests would no longer be held by Metalla. Any compensation received as a result may be significantly less than Metalla had budgeted receiving for the applicable Royalty or Stream and may have a material adverse effect on Metalla's income and business.

Defects in Royalties and Streams

A defect in the Royalties and Streams and/or the underlying contract may arise to defeat or impair the claim of Metalla to such Royalty or Stream.

Change in Material Assets

As at the date hereof, Joaquin mine Royalty, COSE mine Royalty, and Santa Gertrudis Gold Royalty are currently material assets to Metalla, although as new assets are acquired or move into production, the materiality of each of the assets of Metalla will be reconsidered. Any adverse development affecting the operation of, production from or recoverability of mineral reserves from the Joaquin mine, COSE mine, and Santa Gertrudis Property, or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the profitability of Metalla, the financial condition of Metalla and results of its operations.

Dependence on Key Personnel

Metalla is dependent on the services of a small number of key management personnel. The ability of Metalla to manage its activities and its business will depend in large part on the efforts of these individuals. There can be no assurance that Metalla will be successful in engaging or retaining key personnel. The loss of the services of a member of the management of Metalla could have a material adverse effect on the Company. From time to time, Metalla may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition of Royalties and or Streams is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to the success of Metalla and there can be no assurance that Metalla will be successful in recruiting and retaining the personnel it needs to successfully operate its business. If Metalla is not successful in attracting and retaining qualified personnel, the ability of Metalla to execute on its business model and strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Dividends

Payment of dividends on Metalla's securities is within the discretion of Metalla's board of directors and will depend upon Metalla's future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. Although Metalla currently pays a regular dividend, there can be no assurance that it will be in a position to continue to declare dividends in the future due to the occurrence of one or more of the risks described herein.

Competition

Metalla will compete with other companies for Streams and Royalties. Other companies may have greater resources than Metalla. Any such competition may prevent Metalla from being able to secure new Streams or acquire new Royalties. Future competition in the royalty and streaming sector could materially adversely affect Metalla's ability to conduct its business. There can be no assurance that Metalla will be able to compete successfully against other companies in acquiring new Royalty and/or Stream interests. In addition, Metalla may be unable to acquire Royalties or Streams at acceptable valuations which may result in a material and adverse effect on Metalla's profitability, results of operations and financial condition.

Project Operators may not Respect Contractual Obligations

Royalty, Stream and other interests in properties or projects are contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of Royalties, Stream and other interests do not abide by their contractual obligations, Metalla may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Further, any such litigation may also be required to be pursued in foreign jurisdictions. Any pending proceedings or actions or any decisions determined adversely to Metalla, may have a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of the Common Shares of Metalla.

Unknown Defects

A defect in a Royalty, Stream and/or the underlying contract may arise to defeat or impair the claim of Metalla to such Royalty or Stream.

Unknown defects in a Royalty or Stream may result in a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of Metalla securities.

Enforceability

The status of Royalties at law can be uncertain and varies from jurisdiction to jurisdiction and in certain jurisdictions a Royalty may not be a registrable interest which runs with the land. As a result it may be difficult for Metalla to enforce its rights with respect to Royalties against a third party. Such a failure may result in the loss of the Company's rights to such a Royalty in the event a third party assigns title to the underlying property.

Conflicts of Interest

Certain directors and officers of Metalla also serve as directors and/or officers of other companies that are involved in natural resource explorations, development and mining operations, including Paladin Energy Ltd., Argosy Minerals Ltd., Azarga Metals Corp., Atico Mining Corporation, Auramex Resources Corp, Mountain Boy Minerals Ltd., Romios Gold Resources Ltd., Thunderstruck Resources Ltd., Galena Mining Ltd., Crystal Lake Mining Corp., Comet Resources Limited, Tempus Resources Limited, Amwolf Capital Corp. and Palladium One Mining Inc., Alexco Resource Corp. and Kaizen Discovery Inc., and consequently there exists the possibility for such directors and officers to be in a position where there is a conflict of interest. Any decision made by any such directors and officers will be made in accordance with their duties and obligations to deal in good faith and in the best interests of Metalla and its shareholders. Each director that is in a conflict of interest is required to declare such conflict and abstain from voting on a matter in which that director is conflicted in accordance with applicable law.

Global Financial Conditions

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, pandemics (including the COVID-19 pandemic), geopolitical instability, changes to energy prices or sovereign defaults.

Market events and conditions, including the disruptions in the international credit markets and other financial systems, in China, Japan and Europe, along with political instability in the Middle East and Russia and falling currency prices expressed in United States dollars have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in global credit markets, excluding the United States, resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond the Company's control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business. Global financial conditions have always been subject to volatility. Access to public financing has been negatively impacted by sovereign debt concerns in Europe and emerging markets, as well as concerns over global growth rates and conditions.

Any sudden or rapid destabilization of global economic conditions could negatively impact Metalla's ability, or the ability of the operators of the properties in which Metalla holds Royalties, Streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects.

These factors may impact the ability of Metalla to obtain both debt and equity financing in the future and, if obtained, on terms favourable to Metalla. Increased levels of volatility and market turmoil can adversely impact the operations of Metalla and the value and the price of the Common Shares of the Company could be adversely affected.

Future Financing; Future Securities Issuances

There can be no assurance that Metalla will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the funding obligations of Metalla or result in delay or postponement of further business activities which may result in a material and adverse effect on Metalla's profitability, results of operations and financial condition. Metalla may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

Repayment of Current Credit Facility

Metalla's credit facility and financing agreements mature on various dates. There can be no assurance that such credit facility or financing agreements, or any other credit facilities or financing agreements that Metalla may enter into, will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favourable terms to Metalla. Metalla's ability to continue operating may be adversely affected if Metalla is not able to renew its credit facilities or arrange refinancing, or if such renewal or refinancing, as the case may be, occurs on terms materially less favorable to Metalla than at present. Metalla's current credit facilities and financing agreements impose covenants and obligations on Metalla. There is a risk that such loans may go into default if there is a breach in complying with such covenants and obligations, which could result in the lenders realizing on their security and causing the shareholders to lose some or all of their investment.

Litigation affecting Properties

Potential litigation may arise on a property on which Metalla holds or has a Royalty or Stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). Metalla will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of the Common Shares of Metalla.

Application and Interpretation of Tax Laws

We are subject to direct and indirect taxes in various global jurisdictions. The amount of tax we pay, directly or indirectly, is subject to our interpretation of applicable tax laws in the jurisdictions in which we file, and the applicable tax laws in the jurisdictions of operations in which Metalla has interests including those from which we receive Royalties, Streams and other income.

We have taken and will continue to take tax positions based on our interpretation of tax laws, but tax accounting often involves complex matters and judgment is required in determining our worldwide provision for taxes and other tax liabilities. Although we believe that we have complied with all applicable tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess us, or the operations in which Metalla has interests, with additional taxes.

While to our knowledge we are not currently the subject of any tax audits or under reassessment, tax authorities may in the future disagree with our judgment and the presentation of our tax position. We regularly assess the likely outcomes of tax audits or reassessments to determine the appropriateness of our tax liabilities. However, our judgment on tax matters might not be sustained as a result of audits or reassessments, and the amounts ultimately paid could be different from the amounts previously recorded or expected. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Tax rates in the jurisdictions in which we operate or in which we have interests may change as a result of macroeconomic, political or other factors. Increases in the tax rate in any of the jurisdictions in which Metalla has interests could have a negative impact on our profitability.

Changes in Tax Laws Impacting Metalla

There can be no assurance that new tax laws, regulations, policies or interpretations will not be enacted or brought into being in the jurisdictions where Metalla has interests that could have a material adverse effect on Metalla. Any such change or implementation of new tax laws or regulations could adversely affect Metalla's ability to conduct its business. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the profits of Metalla being subject to additional taxation or which could otherwise have a material adverse effect on the profitability of Metalla, Metalla's results of operations, financial condition and the trading price of the Common Shares of Metalla. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make Royalties, Streams or other investments by Metalla less attractive to counterparties. Such changes could adversely affect the ability of Metalla to acquire new assets or make future investments.

Credit and Liquidity Risk

Metalla is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which Metalla has Streams and Royalty agreements with; (ii) through financial institutions that hold Metalla's cash and cash equivalents; (iii) through companies that have payables to Metalla; (iv) through Metalla's insurance providers; and (v) through Metalla's lenders. Metalla is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Metalla to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Metalla. Also, if these risks materialize, the Company's operations could be adversely impacted and the trading price of its securities could be adversely affected.

Information Systems and Cyber Security

Metalla's information systems, and those of its counterparties under the Streams and Royalties agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or Metalla's information through fraud or other means of deceiving Metalla's counterparties. Metalla's operations depend, in part, on how well Metalla and its suppliers, as well as counterparties under the Streams and Royalties agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact Metalla's reputation and results of operations. Although to date Metalla has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that Metalla will not incur such losses in the future. Metalla's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Activist Shareholders

Publicly-traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that Metalla will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on Metalla's reputation. In addition, responding to such campaigns would likely divert the attention and resources of Metalla's management and board of directors, which could have an adverse effect on Metalla's business and results of operations. Even if Metalla were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of Metalla. If shareholder activists are ultimately elected to the board of directors, this could adversely affect Metalla's business and future operations. This type of activism can also create uncertainty about Metalla's future strategic direction, resulting in loss of future business opportunities, which could adversely affect Metalla's business, future operations, profitability and Metalla's ability to attract and retain qualified personnel.

Reputation Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While Metalla does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse impact on our financial performance, financial condition, cash flows and growth prospects.

Expansion of Business Model

Metalla's operations and expertise have been focused on the acquisition and management of Royalty and Stream interests. Metalla may pursue acquisitions outside this area, including acquiring and/or investing in and/or developing resource projects. Expansion of Metalla's activities into new areas would present challenges and risks that it has not faced in the past, including many of the risks described under the section Risks Related to Mines and Mining Operations. The failure to manage these challenges and risks successfully may result in a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of Metalla securities.

Ineffective Controls

Metalla has determined that it did not have effective disclosure controls and procedures or internal control over financial reporting as at May 31, 2019, due to the following material weaknesses in internal control over financial reporting: (i) given the size of the Company and its finance team, the Company lacked the resources to enforce appropriate segregation of duties in certain financial processes, including journal entries, revenue and acquisitions of stream and royalty interests; (ii) there were not yet appropriate processes and controls in place to review the accounting treatment of significant transactions, including acquisitions of stream and royalty interests; and (iii) the Company did not yet have key entity level controls, including formal risk management controls or a system of internal controls around financial reporting. Management is evaluating and intends to implement, as soon as practicable, steps intended to remedy these weaknesses; however, no assurance can be provided that the Company will be able to develop and maintain effective controls. In addition, the Company's internal control over financial reporting may not prevent or detect misstatements because of the inherent limitations of internal controls, including the possibility of human error, the circumvention or overriding of controls, poorly designed or ineffective controls, or fraud. Failure to maintain effective controls could subject the Company to additional costs, adversely affect the Company's stock price if shareholders or other third parties have less confidence in the Company, or subject the Company to potential regulatory actions.

Risks Related to Mines and Mining Operations

Risk Factors applicable to Owners and Operators of Properties in which Metalla holds an Interest

To the extent that they relate to the production of minerals from or the continued operation of, properties in which Metalla holds a Royalty or Stream interest, Metalla will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Exploration, Development and Operating Risks

Mining involves a high degree of risk. Mines and projects in which Metalla has or may enter into a precious metal purchase agreement or Royalty agreement are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather-related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down Mining Operations temporarily or permanently. Mining Operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the Mining Operations.

The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of Mining Operations will result in profitable commercial Mining Operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the Mining Operations not receiving an adequate return on invested capital. Accordingly there can be no assurance the Mining Operations which are not currently in production will be brought into a state of commercial production.

Climate Change

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. The Paris climate accord was signed by 195 countries in December 2015 and marked a global shift toward a low-carbon economy.

If the current regulatory trend continues, Metalla expects that this will result in increased costs at some of the Mining Operations which could adversely impact the profitability or viability of such operations and may result in reduction or cessation of production which in turn would have an impact on the Company's revenue. In addition, the physical risks of climate change may also have an adverse effect on some of the Mining Operations. These risks include the following:

• sea level rise: changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce to some of the Mining Operations and products from those operations to world markets.

• extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt some of the Mining Operations. Extended disruptions to supply lines could result in interruption to production.

• resource shortages: some of the Mining Operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production efficiency at some of the Mining Operations is likely to be reduced.

There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have an adverse effect on the Mining Operations and their profitability.

Commodity Prices

Metal prices are subject to fluctuation and any future significant decline could result in mines, Mining Operations and project development to cease. Owners and operators of mines and development projects could be forced to cease operations or discontinue development of a particular project, which could materially adversely affect Metalla's business operations and profitability.

Environmental Risks

All phases of mine operation or development are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mines and projects in which Metalla has an interest. Also, unknown environmental hazards may exist on the properties at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Regulation, Permits and Authorizations

The exploration and development activities related to mine operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing specific mine operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of mines or projects would not proceed with the development of, or continue to operate, a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from mining operations could result in substantial costs and liabilities for the owners or operators of mines or projects in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with Mining Operations. To the extent such approvals are required and not obtained, Mining Operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of Metalla. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

COVID-19 Impact

The COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets.  The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects on which the Company has a Royalty, Stream or other interest may be impacted.  For example, following the Government of Mexico’s decree that all non-essential business suspend operations until April 30, 2020,  Agnico Eagle Mines Limited ("Agnico Eagle") announced on April 2, 2020 that they are ramping down activities at its La India mining operation and suspending exploration activities in Mexico during this period. This has delayed development on the properties underlying the Santa Gertrudis and El Realito royalty assets held by the Company. The Government of Mexico has since further decreed an extension of the suspension of all non-essential activities, including mining and exploration, until May 30, 2020 and on May 1, 2020 Agnico Eagle further announced that activities at its Mexico operations will continue to be minimized during this period and only activities ensuring the sustainabilityof the infrastructure are being maintained. Agnico Eagle expects that its Mexican operations may restart in early June 2020. On March 23, 2020 Pan American Silver Corp. announced operations at its COSE and Joaquin mines in Argentina have been temporarily suspended in response to the COVID-19 pandemic and on April 1, 2020 confirmed that temporary suspension was extended until April 13, 2020 and could be subject to further extension (with no further updates as of the date of this prospectus). Argentina is extending its nationwide lockdown until at least May 10, 2020. These or other suspensions of activity, and other effects of the pandemic on the companies with which, or the properties on which the Company holds a Royalty, Stream or other interest, or any direct impact of the pandemic on the Company’s operations, may have an adverse impact on the Company’s profitability, financial condition and the trading price of the Company’s securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company’s profitability, results of operations, financial conditions and the trading price of the Company’s securities.

Permitting and Access

The operation of a mine or project is subject to receipt and maintenance of permits from appropriate governmental authorities. The owners and operators of the mines and projects in which Metalla has an interest may be subject to delays in connection with obtaining access to the property and all necessary renewals of permits for existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the mines or projects will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of mines or projects and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at a mine or project. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect operations at a mine or project.

Dependence on Operator's Employees

Production from the properties in which Metalla holds an interest depends on the efforts of operators' employees. There is competition for persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Metalla. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Metalla.

Mineral Resource and Mineral Reserve Estimates

Mineral reserve and or mineral resource estimates for a specific mine or project may not be correct. The figures for mineral resources and mineral reserves in the AIF are estimates only and were obtained from public disclosure in respect of the Joaquin mine, COSE mine, and Santa Gertrudis Property. There can be no assurance that estimated mineral reserves and mineral resources will ever be recovered or recovered at the rates as estimated. Mineral reserve and mineral resource estimates are based on sampling and geological interpretation, and, are uncertain because samples used may not be representative. Mineral reserve and mineral resource estimates require revision (either to demonstrate an increase or decrease) based on production from the mine or project. The fluctuations of commodity prices and production costs, as well as changes in recovery rates, may render certain mineral reserves and mineral resources uneconomic and may result in a restatement of estimated reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Depleted Mineral Reserve Replacement

Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine's production to maintain production levels over a long term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of mineral reserves by mining companies that Metalla has contracted with will not be replenished by discoveries or acquisitions which could reduce the income Metalla would have expected to receive from a particular Royalty or Stream.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Mining companies may or may not maintain insurance in adequate amounts, including insurance for workers' compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, a mining company's insurance policies may not provide coverage for all losses related to their business (and may not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies' profitability, results of operations and financial condition.

Land Title

Although title to specific mines or projects has been or will be reviewed by or on behalf of Metalla, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by specific mines or projects. Companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that a specific mine or project may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, mining companies may be unable to operate the specific mine or project as permitted or to enforce their rights with respect to that specific mine or project which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with Metalla.

International Interests

Certain operations that underlie Metalla's Streams and Royalties are conducted, or will be conducted, outside of Canada, including in Australia, the United States, Argentina, Mexico, Tanzania, Ecuador, Peru, Chile, and Venezuela and could be exposed to political, economic or other risks or uncertainties. These types of risks or uncertainties may differ between countries and can include but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, fluctuations in currency exchange rates, inflation rates, labour unrest, risk of war or civil unrest, expropriation and nationalization, renegotiation or nullification of mining or mineral concessions, licenses, permits, authorizations and contracts, illegal mining or mineral exploration, taxation changes, modifications, amendments or changes to mining and mineral laws, regulations, policies, and changes to government regulations in respect of foreign investment and mining.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation, cancellation or dispute of licenses or entitlements which could result in substantial costs, losses and liabilities in the future.

The occurrence of these various factors and uncertainties related to the economic and political risks for operations in foreign jurisdictions cannot be accurately predicted and could have an adverse effect on the Mining Operations resulting in substantial costs, losses and liabilities in the future.

Developing Economies

Certain operators are subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. The above risks may limit, disrupt or negatively impact the operator's business activities.

Permitting, Construction and Development

Metalla may hold Royalties or Streams over mines and projects that may be in various stages of permitting, construction, development and expansion. Construction, development and expansion of such mines or projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, materials, and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such mines or projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such mines or projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. Metalla holds Royalty or Stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies' current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which Metalla holds a Royalty or Stream interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators' activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of Metalla's Royalty or Stream assets.

Risks Related to the Securities of Metalla

Securities of Metalla are subject to Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Metalla include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Metalla at any given time may not accurately reflect the long-term value of Metalla.

In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Metalla.

Limitations on the enforcement of Civil Judgments

A substantial portion of the assets of Metalla are located outside of Canada. As a result, it may not be possible for investors in the securities of Metalla to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

Dilution

Metalla may issue additional securities in the future in connection with acquisitions, strategic transactions, financings or for other purposes. To the extent additional securities are issued, Metalla's existing securityholders could be diluted and some or all of Metalla's financial measures could be reduced on a per share basis. Additionally, Metalla securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Metalla's securities may decline if certain large holders of Metalla securities or recipients of Metalla securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities. In addition, such issuances of securities may impede Metalla's ability to raise capital through the sale of additional equity securities in the future.

Evolving Corporate Governance and Public Disclosure Regulations

Metalla is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission, the Canadian Securities Administrators, the exchanges listing Metalla's securities, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. Metalla's efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Future Sales or Issuances of Debt or Equity Securities

We may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions or other projects. Our significant shareholders may also sell the Common Shares or other securities they hold or may hold in the future, including pursuant to this prospectus.

We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Company's Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company's earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Use of Proceeds

While detailed information regarding the use of proceeds from the sale of our securities will be described in the applicable prospectus supplement, the Company will have broad discretion over the use of the net proceeds from an offering by the Company of its securities.

Because of the number and variability of factors that will determine the Company's use of such proceeds, the Company's ultimate use might vary substantially from its planned use. You may not agree with how the Company allocates or spends the proceeds from an offering of its securities. Metalla may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of its securities, including the market value of its Common Shares, and that may increase its losses. The Company will not receive any proceeds from any sale of securities by any Selling Securityholder.

Liquidity

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company's Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSXV, the NYSE American or the Frankfurt Exchange, or achieve listing on any other public listing exchange.

Market for Securities

There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable prospectus supplement, our subscription receipts, units, share purchase contracts or warrants will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell subscription receipts, units, share purchase contracts or warrants purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

Limitations on the Enforcement of Civil Judgments

A substantial portion of the assets of Metalla are located outside of Canada. As a result, it may not be possible for investors in the securities of Metalla to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

It may also be difficult to bring and enforce suits against us in the United States, because we exist under the laws of British Columbia and are situated in the Province of British Columbia, Canada and most of our assets are located outside the United States.

It may be difficult for investors to effect service of process on us or our directors or officers or to realize in the United States upon judgments obtained in the United States based on the civil liability provisions of the U.S. federal securities laws. In addition, our U.S. shareholders should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

U.S. Tax Risk Related to Potential Passive Foreign Investment Company Status

If we are a "passive foreign investment company" ("PFIC") for the current or future tax year, certain adverse U.S. federal income tax consequences may result for U.S. investors.

In general, we will be treated as a PFIC for any tax year during which either (i) 75% or more of our gross income is passive income, or (ii) 50% or more of the average value of our assets produce or are held for the production of passive income. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. We have not determined whether we will be a PFIC in our current tax year or whether we have been treated as a PFIC in any prior tax year. Thus, there can be no assurance that we will or will not be determined to be a PFIC during the current tax year or any prior or future tax year. No opinion of counsel or ruling from the United States Internal Revenue Service concerning our status as a PFIC has been obtained, and we do not currently have any plans to request any such opinion or ruling in the future.

If we are a PFIC for any year during a U.S. taxpayer's holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called ''excess distribution'' received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election ("Mark-to-Market Election"). Subject to certain limitations, such elections may be made with respect to the Common Shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to its shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Common Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein.  The PFIC rules may also apply to other securities issued by us.  Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares or other securities issued by us.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of our securities to finance the future purchase of Streams and Royalties and for working capital purposes.

In order to raise additional funds to finance future growth opportunities, we may, from time to time, issue securities. More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus.

The company has a negative cash flow from operating activities in its most recently completed quarter and, if necessary, proceeds may be used to fund negative cash flow from operating activities in future periods which will be indicated in a prospectus supplement as applicable.

The Company will not receive any proceeds from any sale of securities by any Selling Securityholder.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our consolidated share capital since February 29, 2020, the date of our financial statements for the most recently completed interim financial period.

DESCRIPTION OF MATERIAL INDEBTEDNESS

On April 23, 2019, Metalla announced that it had entered into a convertible loan facility (the "Beedie Loan Facility") of up to $12.0 million (the "Beedie Loan") with Beedie Capital ("Beedie") to fund acquisitions of new Royalties and Streams. The Beedie Loan was funded by way of an initial advance of $7.0 million within 90 days from closing, and the remaining $5.0 million will be available for subsequent advances in minimum tranches of $1.25 million. The initial drawdown of CAD$7.0 million occurred on August 7, 2019.

The Beedie Loan Facility carries an interest rate of 8.0% on advanced funds and 2.5% on standby funds available, with the principal payment due 48 months after the date the financing is completed (the "Closing Date") and is secured by certain assets of Metalla. The Beedie Loan can be repaid with no penalty after 18 months and carries no warrant coverage. The principal amount of the Beedie Loan will be convertible at any time at the option of Beedie into Common Shares at a conversion price of $5.56 per Common Share, representing a 25% premium to the 30-day volume weighted average price as of March 15, 2019. Common Shares acquired on conversion will be subject to a four month plus one day hold period from the date of advance.

PRIOR SALES

Information in respect of our Common Shares that we issued within the previous 12-month period, including Common Shares that we issued either upon the exercise of options, or which were granted under our Share Compensation Plan, or any other equity compensation plan, will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

TRADING PRICE AND VOLUME

The Company's Common Shares are listed and posted for trading on the TSXV and NYSE American under the symbol "MTA", and on the Frankfurt Exchange under the symbol "X9C". Trading price and volume of the Company's securities will be provided as required for all of our Common Shares, as applicable, in each prospectus supplement to this prospectus.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. As of April 30, 2020, there were 34,438,428 Common Shares issued and outstanding.

In addition, as of the date of this prospectus, there were: 2,310,957 Common Shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $3.86; 941,882 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants at a weighted average exercise price of $4.44; and 81,000 Common Shares issuable upon the conversion of outstanding restricted stock units.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company's board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants.

Warrants may be issued independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by the Company and with one or more financial institutions or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces of Canada that it will not distribute warrants that, according to the aforementioned terms as described in the applicable prospectus supplement for warrants supplementing this prospectus, are "novel" specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant indenture and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions and the United States, after it has been entered into, and will be available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against the Company in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that:(i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

• the designation and aggregate number of equity warrants;

• the price at which the equity warrants will be offered;

• the currency or currencies in which the equity warrants will be offered;

• the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

• the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;

• the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of Common Shares that may be purchased, (ii) the exercise price per Common Share, or (iii) the expiry of the equity warrants;

• whether the Company will issue fractional shares;

• whether the Company has applied to list the equity warrants or the underlying shares on a securities exchange or automated interdealer quotation system;

• the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

• the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

• whether the equity warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

• material U.S. and Canadian federal income tax consequences of owning the equity warrants; and

• any other material terms or conditions of the equity warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

Metalla may issue units, which may consist of one or more Common Shares, warrants or any combination of securities, including fractions of such securities, as is specified in the relevant prospectus supplement. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

• the designation and aggregate number of units being offered;

• the price at which the units will be offered;

• the designation, number and terms of the securities comprising the units and any agreement governing the units;

• the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

• whether the Company will apply to list the units on a securities exchange or automated interdealer quotation system;

• material U.S. and Canadian federal income tax consequences of owning the units, including how the purchase price paid for the units will be allocated among the securities comprising the units; and

• any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Metalla may issue subscription receipts separately or in combination with one or more other securities. The subscription receipts will entitle holders thereof to receive, upon satisfaction of certain Release Conditions (as defined herein) and for no additional consideration, Common Shares, warrants or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between the Company and an escrow agent (the "Escrow Agent") that will be named in the relevant prospectus supplement. Each Escrow Agent will be: (i) a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee; or (ii) otherwise authorized to act as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. Metalla will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions and the United States, after it has been entered into, and such Subscription Receipt Agreement will be available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that the Company may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

• the designation and aggregate number of subscription receipts being offered;

• the price at which the subscription receipts will be offered;

• the designation, number and terms of the Common Shares, warrants or a combination thereof to be received by the holders of subscription receipts upon satisfaction of the Release Conditions (as defined herein), and any procedures that will result in the adjustment of those numbers;

• the conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants or a combination thereof (the "Release Conditions");

• the procedures for the issuance and delivery of the Common Shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

• whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants or a combination thereof upon satisfaction of the Release Conditions;

• the identity of the Escrow Agent;

• the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;

• the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

• the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

• if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

• procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

• any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

• any entitlement of Metalla to purchase the subscription receipts in the open market by private agreement or otherwise;

• whether the Company will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;

• whether the Company will issue the subscription receipts as bearer securities, as registered securities or both;

• provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other Metalla securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

• whether the Company will apply to list the subscription receipts on a securities exchange or automated interdealer quotation system;

• material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and

• any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against the Company in respect of the conversion of the subscription receipt. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipt upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipt under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipt under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, shareholders of Metalla. Holders of subscription receipts are entitled only to receive Common Shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or warrants may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend any Subscription Receipt Agreement and the subscription receipts, without the consent of the holders of the subscription receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to the Company, and obligating the Company to purchase from or sell to the holders, a specified number of Common Shares at a future date or dates, and including by way of instalment.

The price per Common Share and the number of Common Shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. The Company may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as it may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt obligations of third parties, securing the holders' obligations to purchase the Common Shares under the share purchase contracts, which are referred to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares and the nature and amount of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a securities exchange or automated interdealer quotation system.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986). Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PLAN OF DISTRIBUTION

The Company or any Selling Securityholder may sell securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares or another entity or company.

Each prospectus supplement with respect to our securities being offered will set forth the terms of the offering, including:

• the person offering the securities (the Company and/or any Selling Securityholder(s));

• the name or names of any underwriters, dealers or other placement agents;

• the number and the purchase price of, and form of consideration for, the securities;

• the proceeds to the Company or any Selling Securityholder from such sale; and

• any commissions, fees, discounts and other items constituting underwriters', dealers' or agents' compensation.

Our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be "at the market distributions" as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the TSXV, NYSE American, the Frankfurt Exchange, or other existing trading markets for the securities, and sales pursuant to a dividend reinvestment plan. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company or any Selling Securityholder.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.

The Company or any Selling Securityholder may agree to pay the underwriters or agents a commission for various services relating to the issue and sale of any securities offered hereby. Where the Company pays such commission, it will be paid out of the general corporate funds of the Company. Where any Selling Securityholder pays such commission, the source of such commission will be set out in the applicable prospectus supplement.

Under agreements which may be entered into by us and any Selling Securityholder, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

No underwriter or dealer involved in an "at the market distribution" as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an offering of our securities or effect any other transactions that are intended to stabilize the market price of our securities.

In connection with any offering of our securities, other than an "at the market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

SELLING SECURITYHOLDERS

Securities may be sold under this prospectus by way of a secondary offering by one or more Selling Securityholders. The terms under which such securities will be offered by Selling Securityholders will be described, as required under applicable securities laws, in the applicable prospectus supplement.

AGENT FOR SERVICE OF PROCESS

Brett Heath, President and Chief Executive Officer and a director of the Company, E.B. Tucker, a director of the Company, and Alexander Molyneux, a director of the Company, each reside outside of Canada and have appointed Metalla Royalty & Streaming Ltd. at 543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8, Canada as agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

EXEMPTION FROM NATIONAL INSTRUMENT 44-102

If the Company conducts “at-the-market distributions” under this prospectus, it will be required to obtain from the British Columbia Securities Commission, as principal regulator of the Company, and the Ontario Securities Commission pursuant to National Policy 11-203 — Process for Exemptive Relief Applications in Multiple Jurisdictions (the “Application”) a decision providing for the required exemptions. The Application and the exemptive relief will be described in the prospectus supplement that qualifies “at-the-market distributions”.

Pursuant to a decision of the Autorité des marchés financiers dated April 24, 2020, the Company was granted a permanent exemption from the requirement to translate into French this prospectus as well as the documents incorporated by reference therein and any prospectus supplement to be filed in relation to an “at-the-market” distribution. This exemption is granted on the condition that this prospectus and any prospectus supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Gowling WLG (Canada) LLP, with respect to matters of Canadian law, and Dorsey & Whitney LLP, with respect to matters of U.S. law. As of the date of this prospectus, the partners and associates of Gowling WLG (Canada) LLP beneficially own, directly or indirectly, less than one percent of our outstanding Common Shares, and certain partners and counsel of Dorsey & Whitney LLP own, directly or indirectly, less than one percent (directly or indirectly) of the outstanding Common Shares.

INTEREST OF EXPERTS

The scientific and technical information contained in the information contained in or incorporated by reference in this prospectus was reviewed and approved by Charles Beaudry, M.Sc., P.Geo. and a "Qualified Person" as defined in NI 43-101.

To the knowledge of Metalla, Mr. Beaudry holds less than one percent of the outstanding Common Shares of Metalla or of any associate or affiliate of Metalla as of the date hereof. Mr. Beaudry has not and will not receive any direct or indirect interest in any securities of Metalla as a result of the review and approval of the scientific and technical disclosure contained in or incorporated by reference in this prospectus.

KPMG LLP are the auditors of the Company and have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards. KPMG LLP, Chartered Professional Accountants, are the independent auditors of Metalla who have issued an independent auditor's report dated September 26, 2019 in respect of the consolidated financial statements of Metalla as at May 31, 2019 and May 31, 2018 and for each of the years then ended.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the BCBCA. Some of our directors and officers, and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company's assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We have filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed DL Services Inc., as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this prospectus.